UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 16, 2021 (July 16, 2021)

Altimar Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39994	98-1571400
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 West 57th Street

33rd Floor

New York, New York 10019

(Address of principal executive offices, including zip code)

(212) 287-6767

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant	ATMR.U	New York Stock Exchange
Class A ordinary share, $0.0001 par value	ATMR	New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	ATMR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On July 16, 2021, Altimar Acquisition Corp. II (NYSE: ATMR) (the “Company”) announced that it had entered into a definitive business combination agreement with Fathom Holdco, LLC, a Delaware limited liability company (“Fathom Holdco”), to form Fathom Digital Manufacturing Corporation (“Fathom”), a publicly-traded industrial technology company that provides digital manufacturing services focused on prototype development and low volume production for blue chip corporate clients. A copy of the press release announcing the transaction is attached as Exhibit 99.1 hereto and incorporated by reference into this Item 8.01.

Pursuant to the proposed business combination (the “Business Combination”), the Company, which currently holds $345 million in cash in trust, will combine with Fathom at an estimated $1.5 billion pro forma equity value. Cash proceeds in connection with the business combination will be funded through a combination of the Company’s cash in trust and a $80 million fully committed, common stock private investment in public equity at $10.00 per share.

Also, on July 16, 2021, Fathom Holdco and the Company held a joint investor conference call to discuss the proposed Business Combination. A copy of the presentation that Fathom Holdco and the Company prepared for use in connection with various meetings and conferences with investors is attached as Exhibit 99.2 hereto and incorporated by reference into this Item 8.01.

Additional Information and Where to Find It

The Company intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement and a prospectus of the Company, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of the Company, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of the Company are urged to carefully read the entire Registration Statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company at atmr.altimaracquisition.com. Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to the Company, 40 West 57th Street, 33rd Floor, New York, New York 10019, or by calling 212-287-6767.

Forward Looking Statements

Certain statements made in this Current Report on Form 8-K, and oral statements made from time to time by representatives of the Company are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements regarding the proposed business combination and expectations regarding the combined business are “forward looking statements.” In addition, words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability of the Company to complete the proposed Business Combination with Fathom; the risk that the approval of the stockholders of the Company for the proposed Business Combination is not obtained; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of funds available in the Company’s trust account following any redemptions by the Company’s stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed Business Combination; costs related to the

1

proposed Business Combination; and those factors discussed in the registration statement and final prospectus relating to the Company’s initial public offering filed with the SEC on February 5, 2021, Item 1A. Risk Factors of the Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on June 1, 2021 and other documents of the Company filed, or to be filed, with the SEC. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was filed with the SEC on February 5, 2021, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Altimar Acquisition Corp. II, 40 West 57th Street, 33rd Floor, New York, New York 10019, or by calling (212) 287-6767. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Fathom Holdco and its respective managers and executive officers may also be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Non-Solicitation

The disclosure herein is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive document.

Cautionary Note Concerning Forward-Looking Statements

This Current Report on Form 8-K includes, and oral statements made from time to time by representatives of the Company may include, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Statements regarding the Company’s current expectations and intentions with respect to the Business Combination and related matters as well as all other statements other than statements of historical fact included in this Current Report on Form 8-K are forward-looking statements. When used in this Current Report on Form 8-K, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,’ “should,” “would” and similar expressions identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by such forward-looking statements. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on the Company’s behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the “Risk Factors” section of the Company’s registration statement and final prospectus relating to the Company’s initial public offering filed with the SEC on February 5, 2021 and Item 1A. Risk Factors of the Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on June 1, 2021. Copies are available on the SEC’s website at www.sec.gov. The Company undertakes no obligation to update such forward-looking statements for revisions or changes after the date of this Current Report on Form 8-K, except as required by applicable law.

2

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated July 16, 2021.

99.2	Investor Presentation, dated July 16, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTIMAR ACQUISITION CORP. II

Date: July 16, 2021	By:	/s/ Wendy Lai
Name: Wendy Lai
Title: Chief Financial Officer

4

Exhibit 99.1

Fathom Digital Manufacturing Corporation, an On-Demand Manufacturing Leader, to Go Public Through a Business Combination with Altimar Acquisition Corp. II

•

Fathom is one of the largest on-demand digital manufacturing platforms in North America serving the comprehensive product development and low- to mid-volume production needs of the largest and most innovative companies in the world.

•

The transaction is expected to increase Fathom’s leadership in additive and traditional advanced manufacturing capabilities and accelerate Fathom’s continued investments in both organic and inorganic growth opportunities to expand key capabilities for its growing customer base.

•	Transaction values Fathom at approximately $1.5 billion and will list on the NYSE under the ticker symbol “FDMG” following expected transaction close in the fourth quarter of 2021.

•	$80 million PIPE includes top-tier institutional investors.

•	CORE Industrial Partners, an industrials-focused private equity firm, will remain the Company’s largest shareholder.

HARTLAND, Wis. – July 16, 2021 – Fathom Digital Manufacturing Corporation (“Fathom” or the “Company”), an industry leader in on-demand digital manufacturing services, and Altimar Acquisition Corp. II (NYSE:ATMR)(“Altimar”), a special purpose acquisition company sponsored by an affiliate of HPS Investment Partners, LLC, today announced that they have entered into a definitive business combination agreement pursuant to which Fathom and Altimar will combine, and after which Fathom will become a publicly-traded company. Upon completion of the transaction, the combined company expects to be listed on the New York Stock Exchange. Fathom is majority-owned by CORE Industrial Partners (“CORE”), a Chicago-based private equity firm focused exclusively on investing in North American manufacturing, industrial technology and services businesses.

Headquartered in Hartland, Wisconsin, Fathom has over 35 years of industry expertise and leadership in on-demand digital manufacturing solutions. As one of the largest service providers for rapid prototyping and on-demand additive and advanced traditional manufacturing services in North America with over 90 large-platform additive manufacturing machines and nearly 450,000 square feet of manufacturing capacity across twelve facilities nationwide, Fathom uses its proprietary software platform to seamlessly blend in-house capabilities across plastic and metal additive manufacturing technologies, and advanced traditional manufacturing technologies that include CNC machining, sheet metal fabrication and injection molding.

Fathom’s nationwide footprint enables rapid product development and accelerated new product launches with one-stop coverage across 25+ manufacturing processes. Fathom’s comprehensive manufacturing technologies and proprietary software platform enable customers to capitalize on Industry 4.0 methodologies offering a broad array of additive and advanced traditional manufacturing technologies and provide an impactful, technology-agnostic approach to meet the product development and low- to mid-volume manufacturing needs of some of the largest and most innovative companies in the world.

Upon the closing of the proposed transaction, Fathom’s senior management will continue to serve in their current roles. Fathom will continue to be led by Chief Executive Officer, Ryan Martin. Mark Frost and Rich Stump will continue as Chief Financial Officer and Chief Commercial Officer, respectively. Following the transaction, TJ Chung, Senior Partner at CORE, who has served on several public company boards, will continue to serve as Chairman.

Industry 4.0 and the Fathom Opportunity

Industry 4.0, the next wave of the Industrial Revolution driven by the digitization of manufacturing, including the commercialization of additive manufacturing complemented by advanced traditional manufacturing technologies and advancements in software tools and AI, has created a massive economic opportunity, especially in the $25 billion low- to mid-volume manufacturing space that forms Fathom’s addressable market.

Fathom is well-positioned to capitalize on this opportunity. The Company’s breadth of additive and advanced traditional manufacturing capabilities, advanced and proprietary software platform, experienced management and engineering teams, and ability to turn around certain projects in as little as 24 hours across the United States make it an ideal partner for the largest and most innovative companies in the world. The $25 billion low- to mid-volume manufacturing market is highly fragmented, and Fathom has a long runway for growth. Already one of the largest players in this space, Fathom’s ability to continue to scale quickly across a wide range of manufacturing technologies will position it to capture a greater portion of this market as more of the largest and most innovative companies seek a one-stop outsourced on-demand advanced manufacturing partner.

Fathom’s modern and advanced manufacturing technologies, along with its nationwide network of twelve cutting-edge manufacturing centers, mean that its customers are especially well-positioned to shorten their supply chain and on-shore their manufacturing needs and efficiently develop and manufacture their products in North America.

Additionally, as a result of Fathom’s advantages, scale, and track record of successful acquisitions, it is well-positioned as an acquirer of choice for other firms in the sector looking to become part of a larger platform. The Company currently has a robust pipeline of potential acquisitions and will be better able to execute on this large inorganic pipeline once it is able to utilize its stock as acquisition currency.

Fathom approaches this opportunity from a position of financial strength. The Company is already a strong cash-generating business with $149 million in pro forma revenue in fiscal year 2020. The proceeds from this transaction will strengthen Fathom’s ability to continue investing in both organic and inorganic growth opportunities as the market for its key service areas expands. The Company will be guided through this growth by a management team with decades of combined manufacturing experience, along with a diverse board including former executives at leading manufacturing companies such as General Electric, 3M, Ingersoll Rand, and Chrysler.

Ryan Martin, CEO of Fathom, said: “With Industry 4.0 taking off, we believe Fathom is on the cusp of a significant growth opportunity, and we’re thrilled to be combining with Altimar as we make our public market debut and move into our next chapter. With our strong business profile and solid balance sheet, we see an opportunity to continue scaling up our capabilities in both on-demand additive and advanced traditional manufacturing. Product lifecycles are so much shorter than they were even five years ago, and companies need an on-demand advanced manufacturing partner who can move quickly and serve all their requirements without sacrificing quality. We believe we are well positioned to become that manufacturing partner of choice for more clients.”

Tom Wasserman, Chairman and CEO of Altimar Acquisition Corp. II, said: “We evaluated a wide range of potential targets, but it became clear to us in our search that Fathom’s ideal blend of speed, scalability, breadth and financial strength positions it to become a leading player in the modern manufacturing market. As more companies realize the benefits of on-demand manufacturing, we believe Fathom’s multi-year head start has resulted in a high barrier to entry that few peers can penetrate. Ryan and his experienced team have built a business that has a promising growth trajectory.”

John May, Managing Partner of CORE Industrial Partners, said: “When we first invested in Fathom, we knew the Company had a clear path for growth as one of the earliest adopters of additive manufacturing in a fragmented manufacturing space that was only just realizing the benefits of the Industry 4.0 on-demand business model. As we predicted, the market has evolved in Fathom’s favor, and the Company maintains a strong runway for expansion with a high degree of organic and acquisition growth potential. We’re delighted to remain the largest shareholder in Fathom as it continues its growth journey.”

Bob Nardelli, Board member of Fathom, said: “We have full confidence in Ryan and his management team as they embark on this new chapter. Along with the partners at CORE, we have built a strong company, drawing from managers and board members with a diverse range of personal and professional backgrounds, that is ready to capitalize on the significant secular growth opportunity presented by Industry 4.0.”

Details of the Transaction

The transaction is valued at a pro forma enterprise value of $1.5 billion. The acquisition will be funded through a combination of ATMR’s cash in trust and a $80 million fully committed common stock PIPE at $10.00 per share.

The boards of directors of both Fathom and ATMR have unanimously approved the proposed transaction and it is expected to close later this year, subject to customary closing conditions, including a registration statement being declared effective by the Securities and Exchange Commission and approval of ATMR’s shareholders.

Additional information about the proposed transaction will be provided in a Current Report on Form 8-K to be filed by ATMR with the Securities and Exchange Commission and available at www.sec.gov.

Investor Conference Call

Fathom and ATMR will host a joint investor conference call to discuss the proposed transaction today, July 16 at 8:30 a.m. ET.

To listen to the prepared remarks via telephone from the U.S., dial 1-833-236-2753 and an operator will assist you. International investors may listen to the call by dialing 1-825-312-2105. A telephone replay will be available by dialing 1-800-585-8367 if in the U.S., and by dialing 1-416-621-4642 if outside the U.S. The PIN for access to the prepared remarks and the replay is 3866538. The replay will be available through October 15, 2021 at 11:59PM ET. To listen to the webcast, please click here. A replay of the call will be accessible at the webcast link.

Advisors

J.P. Morgan Securities LLC and Stifel are serving as joint financial advisors and Winston & Strawn LLP is serving as legal counsel to Fathom. J.P. Morgan Securities LLC and Stifel are serving as joint placement agents and capital markets advisors, and Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel to Altimar. Mayer Brown LLP is serving as legal counsel to the placement agents. In addition, BofA Securities, Needham & Company, LLC and Craig-Hallum Capital Group LLC are acting as capital markets advisors to Altimar.

About Fathom

Fathom is one of the largest on-demand digital manufacturing platforms in North America, serving the comprehensive product development and low- to mid-volume manufacturing needs of the largest and most innovative companies in the world. With more than 25 unique manufacturing processes and a national footprint with nearly 450,000 square feet of manufacturing capacity across 12 facilities, Fathom seamlessly blends in-house capabilities across plastic and metal additive technologies, CNC machining, injection molding & tooling, sheet metal fabrication, and design and engineering. With over 35 years of industry experience, Fathom is at the forefront of the Industry 4.0 digital manufacturing revolution serving clients in the technology, defense, aerospace, medical, automotive and IOT sectors. Fathom’s certifications include: ITAR Registered (Denver, Hartland, Ithaca, Newark, Oakland, Tempe), ISO 9001:2015 Design Certified (Elk Grove, Miami Lakes, Oakland), ISO 9001:2015 (Denver, Hartland, Newark, Pflugerville, Round Rock, Tempe), ISO 13485:2016 (Miami Lakes, Round Rock), AS9100:2016 (Hartland, Newark, Pflugerville, Tempe), and NIST 800-171 (Oakland, Tempe). To learn more, visit www.fathommfg.com.

About Altimar Acquisition Corp. II

Altimar Acquisition Corp. II (NYSE:ATMR) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. ATMR is sponsored by Altimar Sponsor II, LLC, an affiliate of HPS Investment Partners, LLC. For more information, visit atmr.altimaracquisition.com.

About CORE Industrial Partners

CORE Industrial Partners is a Chicago-based private equity firm with more than $700 million of capital commitments investing in North American manufacturing, industrial technology, and services businesses. CORE’s team is comprised of highly experienced former CEOs and investment professionals with shared beliefs, deep experience, and a proven track record of building market-leading businesses. Through our capital, insight, and operational expertise, CORE partners with management teams and strives to build best-in-class companies with lasting results. For more information, visit www.coreipfund.com.

Forward-Looking Language

Certain statements made in this press release, and oral statements made from time to time by representatives of Altimar and Fathom are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements regarding the proposed business combination and expectations regarding the combined business are “forward-looking statements.” In addition, words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Important factors, among others, that may affect actual results or outcomes include: the inability of the parties to complete the proposed Business Combination; the risk that the approval of the stockholders of Altimar for the proposed Business Combination is not obtained; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of funds available in Altimar’s trust account following any redemptions by Altimar’s stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed Business Combination; costs related to the proposed Business Combination; and those factors discussed in the registration statement and final prospectus relating to Altimar’s initial public offering filed with the SEC on February 5, 2021, Item 1A. Risk Factors of the Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on June 1, 2021 and other documents of Altimar filed, or to be filed, with the SEC. Altimar and Fathom do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

Altimar intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement and a prospectus of Altimar, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of Altimar, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Altimar are urged to carefully read the entire Registration Statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Altimar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Altimar may be obtained free of charge from Altimar at atmr.altimaracquisition.com. Alternatively, these documents, when available, can be obtained free of charge from Altimar upon written request to Altimar, 40 West 57th Street, 33rd Floor, New York, New York 10019, or by calling 212-287-6767.

Participants in the Solicitation

Altimar and its directors and executive officers may be deemed participants in the solicitation of proxies from shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Altimar is contained in Altimar’s registration statement on Form S-1, which was filed with the SEC on February 5, 2021, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Altimar Acquisition Corp. II, 40 West 57th Street, 33rd Floor, New York, New York 10019, or by calling (212) 287-6767. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Fathom and its respective managers and executive officers may also be deemed to be participants in the solicitation of proxies from Altimar’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Media Contacts

Fathom & CORE Industrial Partners

Prosek Partners

John Perilli

jperilli@prosek.com

(401) 316-3375

Altimar Acquisition Corp. II

info@altimarspac.com

Exhibit 99.2 Investor Presentation July 2021 1Exhibit 99.2 Investor Presentation July 2021 1

Disclaimer Disclaimer This presentation (this “presentation”) is provided for informational purposes and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Fathom Holdco, LLC (“Fathom”) and Altimar Acquisition Corp. II (“Altimar II”) and for no other purpose. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to a registration or qualification under the securities laws of such other jurisdiction. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to Altimar II. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by Altimar II or Fathom or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between Altimar II and Fathom or a possible investment in Fathom and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Altimar II and Fathom disclaim any duty to update the information contained in this presentation. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Altimar II’s and Fathom’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “plan,” “target,” “goal,” “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Altimar II’s and Fathom’s expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction and the timing of the completion of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Altimar II’s registration statement on Form S-1 and Reports under the Securities Exchange Act previously filed with the Securities and Exchange Commission (the “SEC”). In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form S-4 relating to the proposed business combination, which is expected to be filed by Altimar II with the SEC, and other documents filed by Altimar II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Altimar II’s and Fathom’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Altimar II or Fathom following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the proposed business combination and the private placement of Altimar II securities or due to failure to obtain approval of the stockholders of Altimar II; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (4) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (5) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (6) costs related to the Transaction; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the continuing impact of the global COVID-19 pandemic; and (10) other risks and uncertainties indicated from time to time described in Altimar II’s registration on Form S-1, including those under “Risk Factors” therein, and in Altimar II’s other filings with the SEC. Altimar II and Fathom caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Altimar II nor Fathom undertakes or accepts any obligation to provide any updates or revisions to any forward-looking statements to reflect any changes in its expectations or any change in events, conditions or circumstances on which any such statement is based. Financial Information This presentation includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation and are subject to significant inherent limitations. The non-GAAP measures presented herein may not be comparable to similar non-GAAP measures presented by other companies. Fathom believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Fathom’s financial condition and results of operations. Fathom believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Fathom’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Financial information and data of Fathom for 2020 and 2021 in this presentation are unaudited and reflect various adjustments to give pro forma effect to acquisitions completed by Fathom through April 30, 2021 as if such transactions occurred on January 1, 2020. This unaudited, adjusted financial information and data are for illustrative and informational purposes only and are not necessarily indicative of the operating or financial results that would have occurred if the acquisitions had been completed as of such date. This unaudited, adjusted financial information and data as well as the other financial information and data included in this presentation does not conform to SEC Regulation S-X or Public Company Accounting Oversight Board (PCAOB) standards. Accordingly, such information may not be included in, may be adjusted or may be presented differently in any proxy statement/prospectus to be filed with the SEC. 2Disclaimer Disclaimer This presentation (this “presentation”) is provided for informational purposes and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Fathom Holdco, LLC (“Fathom”) and Altimar Acquisition Corp. II (“Altimar II”) and for no other purpose. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to a registration or qualification under the securities laws of such other jurisdiction. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to Altimar II. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by Altimar II or Fathom or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between Altimar II and Fathom or a possible investment in Fathom and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Altimar II and Fathom disclaim any duty to update the information contained in this presentation. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Altimar II’s and Fathom’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “plan,” “target,” “goal,” “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Altimar II’s and Fathom’s expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction and the timing of the completion of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Altimar II’s registration statement on Form S-1 and Reports under the Securities Exchange Act previously filed with the Securities and Exchange Commission (the “SEC”). In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form S-4 relating to the proposed business combination, which is expected to be filed by Altimar II with the SEC, and other documents filed by Altimar II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Altimar II’s and Fathom’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Altimar II or Fathom following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the proposed business combination and the private placement of Altimar II securities or due to failure to obtain approval of the stockholders of Altimar II; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (4) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (5) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (6) costs related to the Transaction; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the continuing impact of the global COVID-19 pandemic; and (10) other risks and uncertainties indicated from time to time described in Altimar II’s registration on Form S-1, including those under “Risk Factors” therein, and in Altimar II’s other filings with the SEC. Altimar II and Fathom caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Altimar II nor Fathom undertakes or accepts any obligation to provide any updates or revisions to any forward-looking statements to reflect any changes in its expectations or any change in events, conditions or circumstances on which any such statement is based. Financial Information This presentation includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation and are subject to significant inherent limitations. The non-GAAP measures presented herein may not be comparable to similar non-GAAP measures presented by other companies. Fathom believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Fathom’s financial condition and results of operations. Fathom believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Fathom’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Financial information and data of Fathom for 2020 and 2021 in this presentation are unaudited and reflect various adjustments to give pro forma effect to acquisitions completed by Fathom through April 30, 2021 as if such transactions occurred on January 1, 2020. This unaudited, adjusted financial information and data are for illustrative and informational purposes only and are not necessarily indicative of the operating or financial results that would have occurred if the acquisitions had been completed as of such date. This unaudited, adjusted financial information and data as well as the other financial information and data included in this presentation does not conform to SEC Regulation S-X or Public Company Accounting Oversight Board (PCAOB) standards. Accordingly, such information may not be included in, may be adjusted or may be presented differently in any proxy statement/prospectus to be filed with the SEC. 2

Disclaimer, cont. Industry and Market Data In this presentation, Altimar II and Fathom rely on and refer to publicly available information and statistics regarding market participants in the sectors in which Fathom competes and other industry data. Any comparison of Fathom to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Altimar II and Fathom. Altimar II and Fathom obtained this information and statistics from third-party sources, including reports by market research firms and publicly available company filings. While Altimar II and Fathom believe such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the referenced information. Neither Fathom nor Altimar II has independently verified the information provided by the third-party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights presentation may be listed without the TM, SM © or ® symbols, but Altimar II and Fathom will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Use of Projections This presentation also contains certain financial forecasts, including projected revenue. Neither Altimar II’s nor Fathom’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Altimar II’s or Fathom’s control. While all financial projections, estimates and targets are necessarily speculative, Altimar II and Fathom believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Additional Information; Participation in Solicitation Altimar II expects to file a preliminary and definitive proxy statement, which may be included as part of a registration statement, and other relevant documents with the SEC. Altimar II stockholders and other interested persons are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information about Altimar II, Fathom and the proposed business combination. Stockholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about Altimar II, Fathom and the proposed business combination, without charge, at the SEC’s website located at www.sec.gov. Altimar II and Fathom and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Altimar II’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Altimar II’s directors and officers in Altimar II’s filings with the SEC, including Altimar II’s registration statement on Form S-1 and prospectus for its initial public offering, which was originally filed with the SEC on January 20, 2021. To the extent that holdings of Altimar II’s securities have changed from the amounts reported in Altimar II’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Altimar II’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Altimar II with the SEC. Investors and security holders of Altimar II and Fathom are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Altimar II and Fathom through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Altimar II can be obtained free of charge by directing a written request to Altimar II. 3Disclaimer, cont. Industry and Market Data In this presentation, Altimar II and Fathom rely on and refer to publicly available information and statistics regarding market participants in the sectors in which Fathom competes and other industry data. Any comparison of Fathom to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Altimar II and Fathom. Altimar II and Fathom obtained this information and statistics from third-party sources, including reports by market research firms and publicly available company filings. While Altimar II and Fathom believe such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the referenced information. Neither Fathom nor Altimar II has independently verified the information provided by the third-party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights presentation may be listed without the TM, SM © or ® symbols, but Altimar II and Fathom will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Use of Projections This presentation also contains certain financial forecasts, including projected revenue. Neither Altimar II’s nor Fathom’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Altimar II’s or Fathom’s control. While all financial projections, estimates and targets are necessarily speculative, Altimar II and Fathom believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Additional Information; Participation in Solicitation Altimar II expects to file a preliminary and definitive proxy statement, which may be included as part of a registration statement, and other relevant documents with the SEC. Altimar II stockholders and other interested persons are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information about Altimar II, Fathom and the proposed business combination. Stockholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about Altimar II, Fathom and the proposed business combination, without charge, at the SEC’s website located at www.sec.gov. Altimar II and Fathom and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Altimar II’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Altimar II’s directors and officers in Altimar II’s filings with the SEC, including Altimar II’s registration statement on Form S-1 and prospectus for its initial public offering, which was originally filed with the SEC on January 20, 2021. To the extent that holdings of Altimar II’s securities have changed from the amounts reported in Altimar II’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Altimar II’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Altimar II with the SEC. Investors and security holders of Altimar II and Fathom are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Altimar II and Fathom through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Altimar II can be obtained free of charge by directing a written request to Altimar II. 3

Transaction Summary Presenters Transaction Highlights Altimar • Altimar Acquisition Corp. II (NYSE: ATMR) is a publicly listed special purpose acquisition company with $345mm in cash Ryan Martin Acquisition Chief Executive Officer, Fathom • $80mm PIPE commitments before transaction announcement Corp. II • $1.5bn pro forma enterprise value with a strong balance sheet Rich Stump Valuation • Implied 27.5x 2022E EBITDA of $54mm and 7.3x 2022E Revenue Co-Founder & Chief Commercial of $205mm offers an attractive valuation relative to the peer group Officer, Fathom • Pre-transaction, Fathom is already a positive, self-sustaining cash flow business Mark Frost 1 • Total pro forma liquidity of $62mm Capital Chief Financial Officer, Fathom • Post-transaction, PF net leverage of 2.85x gives the Company Structure sufficient firepower to continue pursuing its M&A strategy • Expected net leverage multiple of 1.50x as of FYE 2022E Tom Wasserman CEO / Chairman, Altimar Acquisition Corp. II; • 64% existing shareholders; 30% SPAC shareholders and Managing Director, HPS Investment Partners, LLC Ownership 2 sponsor founder shares; 6% PIPE investors 1 $37mm of pro forma cash as of 3/31/2021 plus $25mm of availability under a new $50mm revolving credit facility. On April 30, 2021, Fathom completed a financing transaction in which it entered into a $172 million term loan due April 2022 (the “April 2021 Term Loan”) in order to finance certain acquisitions and to refinance Fathom’s existing debt. Fathom is entering a new credit facility that will become effective upon the closing of the Transaction. The new credit facility includes a $50 million revolving credit facility and a $125 million term loan that 4 2 mature in 2026. Fathom intends to use proceeds from this credit facility to repay the April 2021 Term Loan; See slide 31 “Detailed transaction overview” for key assumptions and additional details. Assumes no redemptions by Altimar Acquisition Corp. II’s existing public shareholdersTransaction Summary Presenters Transaction Highlights Altimar • Altimar Acquisition Corp. II (NYSE: ATMR) is a publicly listed special purpose acquisition company with $345mm in cash Ryan Martin Acquisition Chief Executive Officer, Fathom • $80mm PIPE commitments before transaction announcement Corp. II • $1.5bn pro forma enterprise value with a strong balance sheet Rich Stump Valuation • Implied 27.5x 2022E EBITDA of $54mm and 7.3x 2022E Revenue Co-Founder & Chief Commercial of $205mm offers an attractive valuation relative to the peer group Officer, Fathom • Pre-transaction, Fathom is already a positive, self-sustaining cash flow business Mark Frost 1 • Total pro forma liquidity of $62mm Capital Chief Financial Officer, Fathom • Post-transaction, PF net leverage of 2.85x gives the Company Structure sufficient firepower to continue pursuing its M&A strategy • Expected net leverage multiple of 1.50x as of FYE 2022E Tom Wasserman CEO / Chairman, Altimar Acquisition Corp. II; • 64% existing shareholders; 30% SPAC shareholders and Managing Director, HPS Investment Partners, LLC Ownership 2 sponsor founder shares; 6% PIPE investors 1 $37mm of pro forma cash as of 3/31/2021 plus $25mm of availability under a new $50mm revolving credit facility. On April 30, 2021, Fathom completed a financing transaction in which it entered into a $172 million term loan due April 2022 (the “April 2021 Term Loan”) in order to finance certain acquisitions and to refinance Fathom’s existing debt. Fathom is entering a new credit facility that will become effective upon the closing of the Transaction. The new credit facility includes a $50 million revolving credit facility and a $125 million term loan that 4 2 mature in 2026. Fathom intends to use proceeds from this credit facility to repay the April 2021 Term Loan; See slide 31 “Detailed transaction overview” for key assumptions and additional details. Assumes no redemptions by Altimar Acquisition Corp. II’s existing public shareholders

Altimar Acquisition Corp. II Overview Altimar Acquisition Corp. II (“Altimar II”) is sponsored by an affiliate of HPS Investment Partners (“HPS”), a natural partner for Fathom with a proven track record of success and experienced leadership ALTIMAR ACQUISITION CORP. II HPS SPAC COMPANIES Company Proven SPAC Track Record HPS Investment Partners 2 Vehicle Altimar II is a $345mm SPAC sponsored by an HPS has developed valuable SPAC experience August 2020 / December 2020 / affiliate of HPS Investment Partners, one of the via Altimar I and its closed business combination Announced / Closed December 2020 May 2021 world’s largest alternative asset managers with Blue Owl Capital (NYSE: OWL) and Trine Acquisition Corp. and its closed business PIPE Size $275mm $1.5bn $72bn 150+ Investment 12 combination with Desktop Metal (NYSE: DM) 1 AUM Professionals Offices Current Equity Value $2.6bn $16.4bn (as of 7/14/21) Current Firm Value $2.0bn $16.7bn (as of 7/14/21) HPS Network & Value Add Experienced Leadership Trading performance 3 3 (5.1%) / $9.49 31.3% / $13.13 (as of 7/14/21) • HPS is led by Scott Kapnick (Governing • HPS employs an active approach to help its Partner and CEO), former Partner and partners’ business development efforts to • Desktop Metal and Blue Owl Capital have been well received in Co-Head of Investment Banking at drive top line growth the public markets since their debut Goldman Sachs • Track record of supporting businesses through • Altimar II CEO, Tom Wasserman, is a career their lifecycles with capital investments and Altimar II’s Sponsor group has a proven track record Growth Equity investor and has led the HPS business development support of success in the SPAC market including specific SPAC platform since inception experience within the industrial tech space 5 Source: Company filings, Factset as of 7/14/2021 1 2 3 AUM as of June 1, 2021; Trine was co-sponsored by HPS and an entity controlled by Leo Hindery, Jr.; Calculated based on current share price as of July 14, 2021 and a $10 / share base

Fathom is at the Center of Altimar II’s Industry 4.0 Investment Thesis “As manufacturing processes become more software based, a large portion of the production will be completed on an on-demand or hosted basis. Software will allow for multi-tenant models, which in turn will lower costs, increase speed and provide a more consistent, higher quality product.” ▪ Engaged in Industry 4.0, beginning with the team’s experience with ✓ Leading on-demand manufacturing company playing in a $25bn+ market Desktop Metal ✓ Deep technical expertise to deliver best in class turnaround times and unlock • Deep understanding, through broader HPS portfolio, of the the full potential of Industry 4.0 for its large corporate customers challenges of traditional manufacturing and prototyping ✓ Strong software platform that will generate long term growth ▪ Recognized the opportunity for enterprise focused, on-demand manufacturing facilities that have deep expertise across multiple ✓ Robust pro forma liquidity and strong cash flow generation modalities ✓ Proven and profitable track record with a highly experienced leadership team ▪ Targeting a platform that has already achieved scale and profitability Altimar II is excited to be partnering with Fathom; a company that it believes is poised to be a long-term leader in the on-demand manufacturing industry 6Fathom is at the Center of Altimar II’s Industry 4.0 Investment Thesis “As manufacturing processes become more software based, a large portion of the production will be completed on an on-demand or hosted basis. Software will allow for multi-tenant models, which in turn will lower costs, increase speed and provide a more consistent, higher quality product.” ▪ Engaged in Industry 4.0, beginning with the team’s experience with ✓ Leading on-demand manufacturing company playing in a $25bn+ market Desktop Metal ✓ Deep technical expertise to deliver best in class turnaround times and unlock • Deep understanding, through broader HPS portfolio, of the the full potential of Industry 4.0 for its large corporate customers challenges of traditional manufacturing and prototyping ✓ Strong software platform that will generate long term growth ▪ Recognized the opportunity for enterprise focused, on-demand manufacturing facilities that have deep expertise across multiple ✓ Robust pro forma liquidity and strong cash flow generation modalities ✓ Proven and profitable track record with a highly experienced leadership team ▪ Targeting a platform that has already achieved scale and profitability Altimar II is excited to be partnering with Fathom; a company that it believes is poised to be a long-term leader in the on-demand manufacturing industry 6

OPPORTUNITY TO BUILD A LEADING MULTI BILLION DOLLAR ON-DEMAND DIGITAL MANUFACTURING COMPANY IN THE $25BN LOW-TO-MID VOLUME 1 MANUFACTURING MARKET Fathom is uniquely positioned to serve the manufacturing needs of the largest and most innovative companies in the world 7 Source: Market study by leading industry consultant 1 Fathom core addressable market, utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologiesOPPORTUNITY TO BUILD A LEADING MULTI BILLION DOLLAR ON-DEMAND DIGITAL MANUFACTURING COMPANY IN THE $25BN LOW-TO-MID VOLUME 1 MANUFACTURING MARKET Fathom is uniquely positioned to serve the manufacturing needs of the largest and most innovative companies in the world 7 Source: Market study by leading industry consultant 1 Fathom core addressable market, utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologies

Fathom’s Leading Platform is Built to Serve All the Specific New Product Development Needs of Corporate Customers Faster innovation requires a holistic solution Why Fathom Wins What Corporate Customers Want ✓ Widest breadth of advanced manufacturing processes 1. Comprehensive Manufacturing Capabilities ✓ As little as 24-hour turnaround times, nationwide 2. Speed ✓ Certification, precision & high tolerance 3. Quality 4. Engineering Services ✓ Industry’s only team of dedicated customer-facing 5. Customer Service engineers unlocks broadest parts envelope ✓ Unified digital customer experience with embedded support teams Fathom’s suite of services enables corporates to iterate ✓ Material expertise, technical design capability, and faster during product development, engineering resources to optimize customer solution regardless of process shortening cycles from months to days 8Fathom’s Leading Platform is Built to Serve All the Specific New Product Development Needs of Corporate Customers Faster innovation requires a holistic solution Why Fathom Wins What Corporate Customers Want ✓ Widest breadth of advanced manufacturing processes 1. Comprehensive Manufacturing Capabilities ✓ As little as 24-hour turnaround times, nationwide 2. Speed ✓ Certification, precision & high tolerance 3. Quality 4. Engineering Services ✓ Industry’s only team of dedicated customer-facing 5. Customer Service engineers unlocks broadest parts envelope ✓ Unified digital customer experience with embedded support teams Fathom’s suite of services enables corporates to iterate ✓ Material expertise, technical design capability, and faster during product development, engineering resources to optimize customer solution regardless of process shortening cycles from months to days 8

Fathom Accelerates Manufacturing for the Most Innovative Companies in the World… …and many more customers Global A&D Global Electric Global Power Global Medical Global A&D with complex Customer Equipment Vehicle Generation Device Equipment Company Manufacturer Company Company Company manufacturing needs… Full size mockups of High-complexity, Functional generator Bridge to production High-complexity aircraft interior quick-turn prototype for testing for medical incubator missile mockup Project assemblies automotive bridge to production ✓ Additive Manufacturing✓ Additive Manufacturing✓ Additive Manufacturing✓ Additive Manufacturing✓ Additive Manufacturing ✓ CNC Machining✓ Precision Sheet Metal✓ Precision Sheet Metal✓ Injection Molding✓ CNC Machining Technologies ✓ Ancillary Technologies✓ Design & Engineering✓ CNC Machining✓ CNC Machining✓ Design & Engineering Used ✓ Ancillary Technologies✓ Ancillary Technologies✓ Design & Engineering✓ Ancillary Technologies ✓ Ancillary Technologies 33% $14mm 251k Combined ‘18-’20 Combined cumulative Total parts produced 111 sales CAGR ‘16-’20 sales ‘16−’20 9 1 Metrics based on combined results of the five customers mentionedFathom Accelerates Manufacturing for the Most Innovative Companies in the World… …and many more customers Global A&D Global Electric Global Power Global Medical Global A&D with complex Customer Equipment Vehicle Generation Device Equipment Company Manufacturer Company Company Company manufacturing needs… Full size mockups of High-complexity, Functional generator Bridge to production High-complexity aircraft interior quick-turn prototype for testing for medical incubator missile mockup Project assemblies automotive bridge to production ✓ Additive Manufacturing✓ Additive Manufacturing✓ Additive Manufacturing✓ Additive Manufacturing✓ Additive Manufacturing ✓ CNC Machining✓ Precision Sheet Metal✓ Precision Sheet Metal✓ Injection Molding✓ CNC Machining Technologies ✓ Ancillary Technologies✓ Design & Engineering✓ CNC Machining✓ CNC Machining✓ Design & Engineering Used ✓ Ancillary Technologies✓ Ancillary Technologies✓ Design & Engineering✓ Ancillary Technologies ✓ Ancillary Technologies 33% $14mm 251k Combined ‘18-’20 Combined cumulative Total parts produced 111 sales CAGR ‘16-’20 sales ‘16−’20 9 1 Metrics based on combined results of the five customers mentioned

…Due to Its Ability to Deliver Fast Turnaround Times for Projects Involving Multiple Complex Manufacturing Processes 20,000 Parts // Hybridized A Fortune 10 technology Within 27 Days Services Used company came to Fathom with a complex project ✓ 3D Printing / Additive Manufacturing. Polyjet. SLS. MJF 15,000 that spanned the 55+ Tools to Injection technologies and ✓ DFM Analysis + CAD Mods Mold 15,000 Parts processes of rapid First Article in 2 weeks ✓ CNC Machining. Laser Cutting production…and needed ✓ Stamping. Die Cutting. Post-Opp Drilling it done fast. 3,000 ✓ 24-hour Turnaround Urethane Casting 3,000+ 3D Printed Parts ✓ Injection + Compression Molding ✓ Model Finishing. Insert Assembly 2,000 ✓ Advanced Project Management 2,000+ Metal Fathom delivered. Fabricated Parts $1mm Total revenue from project 10…Due to Its Ability to Deliver Fast Turnaround Times for Projects Involving Multiple Complex Manufacturing Processes 20,000 Parts // Hybridized A Fortune 10 technology Within 27 Days Services Used company came to Fathom with a complex project ✓ 3D Printing / Additive Manufacturing. Polyjet. SLS. MJF 15,000 that spanned the 55+ Tools to Injection technologies and ✓ DFM Analysis + CAD Mods Mold 15,000 Parts processes of rapid First Article in 2 weeks ✓ CNC Machining. Laser Cutting production…and needed ✓ Stamping. Die Cutting. Post-Opp Drilling it done fast. 3,000 ✓ 24-hour Turnaround Urethane Casting 3,000+ 3D Printed Parts ✓ Injection + Compression Molding ✓ Model Finishing. Insert Assembly 2,000 ✓ Advanced Project Management 2,000+ Metal Fathom delivered. Fabricated Parts $1mm Total revenue from project 10

Entrenched Partner to the World’s Leading Companies Aerospace Automotive / EV Consumer Proven Track Record 2 3 4 with blue-chip customers 7 of the top 10 4 of the top 10 4 of the top 10 Aerospace companies in the Fortune 500, Automotive companies in the Fortune 500, Consumer companies in the Fortune 500, across diverse end markets representing a combined representing a combined representing a combined ~$285bn ~$316bn ~$115bn ~3k in 2020 revenue in 2020 revenue in 2020 revenue Total customers in the 1 last twelve months 91% Industrial Medical Technology 1 Overall customer retention 5 6 7 8 of the top 10 8 of the top 10 7 of the top 10 <6% Industrial companies in the Fortune 500, Medical companies in the Fortune 500, Technology companies in the Fortune 500, representing a combined representing a combined representing a combined Revenue contribution from 1 any single customer ~$233bn ~$105bn ~$932bn in 2020 revenue in 2020 revenue in 2020 revenue 8 REPRESENTATIVE CUSTOMERS Source: Fathom management, company filings Note: End markets with share of less than 3% not shown 11 1 2 3 4 5 6 LTM 3/31/21 sales data (excludes 2021 acquisitions); Fortune’s Aerospace & Defense segment; Fortune’s Motor Vehicles & Parts segment; Fortune’s Household and Personal Products segment; Fortune’s Industrials segment; Fortune’s Medical Products and Equipment 7 8 segment; Fortune’s Technology segment; Select customers presented. Use of names and logos does not imply endorsement Entrenched Partner to the World’s Leading Companies Aerospace Automotive / EV Consumer Proven Track Record 2 3 4 with blue-chip customers 7 of the top 10 4 of the top 10 4 of the top 10 Aerospace companies in the Fortune 500, Automotive companies in the Fortune 500, Consumer companies in the Fortune 500, across diverse end markets representing a combined representing a combined representing a combined ~$285bn ~$316bn ~$115bn ~3k in 2020 revenue in 2020 revenue in 2020 revenue Total customers in the 1 last twelve months 91% Industrial Medical Technology 1 Overall customer retention 5 6 7 8 of the top 10 8 of the top 10 7 of the top 10 <6% Industrial companies in the Fortune 500, Medical companies in the Fortune 500, Technology companies in the Fortune 500, representing a combined representing a combined representing a combined Revenue contribution from 1 any single customer ~$233bn ~$105bn ~$932bn in 2020 revenue in 2020 revenue in 2020 revenue 8 REPRESENTATIVE CUSTOMERS Source: Fathom management, company filings Note: End markets with share of less than 3% not shown 11 1 2 3 4 5 6 LTM 3/31/21 sales data (excludes 2021 acquisitions); Fortune’s Aerospace & Defense segment; Fortune’s Motor Vehicles & Parts segment; Fortune’s Household and Personal Products segment; Fortune’s Industrials segment; Fortune’s Medical Products and Equipment 7 8 segment; Fortune’s Technology segment; Select customers presented. Use of names and logos does not imply endorsement

FATHOM’S INTEGRATED, SOFTWARE-DRIVEN APPROACH IS THE INDUSTRY 4.0 SOLUTION THAT CORPORATE CUSTOMERS DEMAND 12FATHOM’S INTEGRATED, SOFTWARE-DRIVEN APPROACH IS THE INDUSTRY 4.0 SOLUTION THAT CORPORATE CUSTOMERS DEMAND 12

Industry 4.0 is Disrupting Traditional New Product Development Cycles and Creating Challenges for Corporates Challenges Industry 4.0 The next industrial revolution is Digitization of product development $600bn Continuously rising $445bn accelerating 1 R&D spend in 2010 in 2021 Reshoring of manufacturing the pace of % of revenue from new products manufacturing Mass customization New products 40% 31% innovation contribute more to Dynamic, real-time data driven in 2010 in 2017 2 total revenue consumer preferences Higher value add, U.S. utility patents secured at lower cost with Accelerating pace 355k 220k shorter lead times of new product 3 in 2010 in 2019 launches ESG focus 13 Source: Market study outlook by leading industry consultant 1 2 3 Values rounded to the nearest multiple of five; New Product Vitality Index; Total U.S. utility patents (patents for invention) granted, rounded to the nearest multiple of five Industry 4.0 is Disrupting Traditional New Product Development Cycles and Creating Challenges for Corporates Challenges Industry 4.0 The next industrial revolution is Digitization of product development $600bn Continuously rising $445bn accelerating 1 R&D spend in 2010 in 2021 Reshoring of manufacturing the pace of % of revenue from new products manufacturing Mass customization New products 40% 31% innovation contribute more to Dynamic, real-time data driven in 2010 in 2017 2 total revenue consumer preferences Higher value add, U.S. utility patents secured at lower cost with Accelerating pace 355k 220k shorter lead times of new product 3 in 2010 in 2019 launches ESG focus 13 Source: Market study outlook by leading industry consultant 1 2 3 Values rounded to the nearest multiple of five; New Product Vitality Index; Total U.S. utility patents (patents for invention) granted, rounded to the nearest multiple of five

Existing Options Are Not Suited to Keep Pace with the New Market Reality Corporates are forced to choose between either investing in increasingly costly in-house capabilities or outsourced options lacking either the required scale, quality assurance, or transparency that the corporate market demands In-House Fathom Manufacturing Additive 2.0 and In-house manufacturing and low-to-mid In-house Emerging Production volume production is costly and inefficient Technologies Fathom is uniquely Repeated upfront investment in On-demand Digital Platform positioned as the Manufacturing and Brokerage rapidly changing technologies only “full-service” Enterprise outsourced solution High-Value Lack of centralized knowledge Focus Customized Parts built to serve the base across organization manufacturing needs High-touch Comprehensive Supply Chain Range of of enterprise-grade Partner Services Lack of skilled labor customers Pressure to reduce costs 14Existing Options Are Not Suited to Keep Pace with the New Market Reality Corporates are forced to choose between either investing in increasingly costly in-house capabilities or outsourced options lacking either the required scale, quality assurance, or transparency that the corporate market demands In-House Fathom Manufacturing Additive 2.0 and In-house manufacturing and low-to-mid In-house Emerging Production volume production is costly and inefficient Technologies Fathom is uniquely Repeated upfront investment in On-demand Digital Platform positioned as the Manufacturing and Brokerage rapidly changing technologies only “full-service” Enterprise outsourced solution High-Value Lack of centralized knowledge Focus Customized Parts built to serve the base across organization manufacturing needs High-touch Comprehensive Supply Chain Range of of enterprise-grade Partner Services Lack of skilled labor customers Pressure to reduce costs 14

Fathom Combines Manufacturing & Technical Services to Allow Our Customers to Iterate Faster… Breadth of on-demand manufacturing capabilities Engineering & • PolyJet Technology • MJF Technology Design Support • Parts in 1-3 days Additive • FDM Technology • SLA Technology + • 90 large-platform additive Manufacturing • SLS Technology • DMLS Technology manufacturing machines Technical Responsiveness + • Parts in as soon as 5 days • 3 and 5 axis milling and turning Material CNC • Many material and texturing options • Tolerance accuracy range Expertise Machining of +/-0.001” to 0.005” • High-quality surface finishing • Production tools in as soon as 3 weeks Allows Customers to Iterate Injection • 30-second quotes through • Prototype tools in as soon as 10 days Molding automated portal and 10k parts in 14 days Faster and More Often • Low-to-high volume molding needs • Laser and waterjet cutting Precision • Parts in as soon • Sheet metal stamping, bending and forming Sheet Metal as 5 days • Finishing, welding, sanding, powder coating Fabrication and screen printing • Urethane casting • Comprehensive Ancillary • Model assembly and finishing support to tie other Technologies • Engineering and design support capabilities together 15 • Quality inspectionFathom Combines Manufacturing & Technical Services to Allow Our Customers to Iterate Faster… Breadth of on-demand manufacturing capabilities Engineering & • PolyJet Technology • MJF Technology Design Support • Parts in 1-3 days Additive • FDM Technology • SLA Technology + • 90 large-platform additive Manufacturing • SLS Technology • DMLS Technology manufacturing machines Technical Responsiveness + • Parts in as soon as 5 days • 3 and 5 axis milling and turning Material CNC • Many material and texturing options • Tolerance accuracy range Expertise Machining of +/-0.001” to 0.005” • High-quality surface finishing • Production tools in as soon as 3 weeks Allows Customers to Iterate Injection • 30-second quotes through • Prototype tools in as soon as 10 days Molding automated portal and 10k parts in 14 days Faster and More Often • Low-to-high volume molding needs • Laser and waterjet cutting Precision • Parts in as soon • Sheet metal stamping, bending and forming Sheet Metal as 5 days • Finishing, welding, sanding, powder coating Fabrication and screen printing • Urethane casting • Comprehensive Ancillary • Model assembly and finishing support to tie other Technologies • Engineering and design support capabilities together 15 • Quality inspection

…Through a Unified Suite of Software… Easy-to-use automated quoting, ordering, engineering and project management platform Built on Manufactured Comprehensive Responsiveness, to Customer Access to Equipment Speed, Agility and Specs and Experience Expertise Project Management Design for Manufacturability Quoting Production Submitted quote and had a question about material. I received a direct email Fathom provides unique industry Really quick, buttons make sense and it's explaining all the details within 15 minutes. That was very cool, sometimes I access to a broad set of straight forward. Hard to mess up an order. have to wait for days before receiving answers from other places. manufacturing capabilities. - Autonomous Aircraft Delivery Company - Leading Technology Company - Global Car Manufacturer 16…Through a Unified Suite of Software… Easy-to-use automated quoting, ordering, engineering and project management platform Built on Manufactured Comprehensive Responsiveness, to Customer Access to Equipment Speed, Agility and Specs and Experience Expertise Project Management Design for Manufacturability Quoting Production Submitted quote and had a question about material. I received a direct email Fathom provides unique industry Really quick, buttons make sense and it's explaining all the details within 15 minutes. That was very cool, sometimes I access to a broad set of straight forward. Hard to mess up an order. have to wait for days before receiving answers from other places. manufacturing capabilities. - Autonomous Aircraft Delivery Company - Leading Technology Company - Global Car Manufacturer 16

…That is Continuously Being Developed to Stay One Step Ahead of the Evolving Industry 4.0 Trends Core Elements of Fathom’s Future Extensions Existing Software Platform of Software Platform Automation IoT enabled managed services suite Further digitization of existing managed services offering Cyber System Security Integration AI materials and process detection Enhanced turnaround time and product efficiency Multi-Site Machine Learning / Smart Factory Artificial Intelligence Integration with customer Deployment PLM, MES and ERP systems Proprietary Enhances customer experience and Software Suite increased outsource revenue Scalable Customer Digitization & Acquisition & Automation of Engagement Software Virtual digital warehousing Customer Workflows Customer inventory reduction via on demand spare parts External Strategic Supply Chain Portal 17…That is Continuously Being Developed to Stay One Step Ahead of the Evolving Industry 4.0 Trends Core Elements of Fathom’s Future Extensions Existing Software Platform of Software Platform Automation IoT enabled managed services suite Further digitization of existing managed services offering Cyber System Security Integration AI materials and process detection Enhanced turnaround time and product efficiency Multi-Site Machine Learning / Smart Factory Artificial Intelligence Integration with customer Deployment PLM, MES and ERP systems Proprietary Enhances customer experience and Software Suite increased outsource revenue Scalable Customer Digitization & Acquisition & Automation of Engagement Software Virtual digital warehousing Customer Workflows Customer inventory reduction via on demand spare parts External Strategic Supply Chain Portal 17

Massive Opportunity in a Large TAM $25bn low-to-mid volume • ~60% of the market is currently outsourced vs. in- 1 house manufacturing market Other legacy digital manufacturers • Outsourced provider landscape is highly and additive-focused players <1% fragmented; Fathom’s scale is extremely difficult to ~3% replicate • Industry 4.0 disruption is driving corporates to seek one-stop-shop outsourced solutions In-house ~40% • Fathom is best positioned to capitalize on shifting industry trends Highly fragmented regional design bureaus >55% Clear runway in a large, highly fragmented market Source: Market study by leading industry consultant 18 Note: Pie chart is not to scale 1 Fathom core addressable market, utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologiesMassive Opportunity in a Large TAM $25bn low-to-mid volume • ~60% of the market is currently outsourced vs. in- 1 house manufacturing market Other legacy digital manufacturers • Outsourced provider landscape is highly and additive-focused players <1% fragmented; Fathom’s scale is extremely difficult to ~3% replicate • Industry 4.0 disruption is driving corporates to seek one-stop-shop outsourced solutions In-house ~40% • Fathom is best positioned to capitalize on shifting industry trends Highly fragmented regional design bureaus >55% Clear runway in a large, highly fragmented market Source: Market study by leading industry consultant 18 Note: Pie chart is not to scale 1 Fathom core addressable market, utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologies

Scalable Platform with Proven Profitability Scalable Platform with Key Highlights 1 Strong Growth and Margins • Strong organic growth trajectory driven by shift to Industry 4.0 and digital new product development $408 Revenue ($mm) • Additional growth driven by land and expand strategy Adj. EBITDA ($mm) $317 with existing customers $252 • Robust adj. EBITDA margins $205 $168 $149 • Tailwinds from rising additive adoption $115 $88 $69 • Clear runway with only ~1% market penetration by 2025 $54 $45 $40 2020 2021E 2022E 2023E 2024E 2025E Adj. 27% 26% 27% 27% 28% 28% 2 EBITDA % Market 0.6% 0.6% 0.7% 0.9% 1.0% 1.2% 3 penetration Source: Management projections, market study by leading industry consultant 1 2 Information for 2020 and 2021 reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and 19 3 integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA; Based on Fathom core addressable market, comprised of low-to-mid volume manufacturing utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologiesScalable Platform with Proven Profitability Scalable Platform with Key Highlights 1 Strong Growth and Margins • Strong organic growth trajectory driven by shift to Industry 4.0 and digital new product development $408 Revenue ($mm) • Additional growth driven by land and expand strategy Adj. EBITDA ($mm) $317 with existing customers $252 • Robust adj. EBITDA margins $205 $168 $149 • Tailwinds from rising additive adoption $115 $88 $69 • Clear runway with only ~1% market penetration by 2025 $54 $45 $40 2020 2021E 2022E 2023E 2024E 2025E Adj. 27% 26% 27% 27% 28% 28% 2 EBITDA % Market 0.6% 0.6% 0.7% 0.9% 1.0% 1.2% 3 penetration Source: Management projections, market study by leading industry consultant 1 2 Information for 2020 and 2021 reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and 19 3 integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA; Based on Fathom core addressable market, comprised of low-to-mid volume manufacturing utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologies

Acquisitive Growth Platform with Compelling Pipeline Fathom’s Ready to Execute on Pipeline M&A Advantage 1 $25bn low-to-mid volume 1. Flexible digital architecture to rapidly 1,000s of companies mfg. utilizing integrate specified techniques 2. Established scale to up-tier acquired relationships 50+ opportunities 3. Synergies from centralizing production 4. First mover advantage in 13 completed highly-fragmented market acquisitions in …with 4 completed in 2021 ~3 years… 5. Target-rich environment 20 Source: Market study outlook by leading industry consultant 1 Fathom core addressable market, comprised of low-to-mid volume manufacturing utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologiesAcquisitive Growth Platform with Compelling Pipeline Fathom’s Ready to Execute on Pipeline M&A Advantage 1 $25bn low-to-mid volume 1. Flexible digital architecture to rapidly 1,000s of companies mfg. utilizing integrate specified techniques 2. Established scale to up-tier acquired relationships 50+ opportunities 3. Synergies from centralizing production 4. First mover advantage in 13 completed highly-fragmented market acquisitions in …with 4 completed in 2021 ~3 years… 5. Target-rich environment 20 Source: Market study outlook by leading industry consultant 1 Fathom core addressable market, comprised of low-to-mid volume manufacturing utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologies

Proven Ability to Execute & Integrate Acquisition Targets Identify 2019 Acquisition 2020 Acquisition Pre-acquisition Post-acquisition Pre-acquisition Post-acquisition (30)% 52% 5% 53% Decline in average monthly Growth in average Acquire Growth in average monthly Growth in average run-rate orders in twelve monthly run-rate orders run-rate orders in twelve monthly run-rate orders months prior to close since closing months prior to close since closing • Realized significant synergies by optimizing • Realized significant cost synergies by closing a Integrate already-existing capabilities in SEO and SEM facility, relocating equipment and streamlining SG&A • Revenue synergies from deploying an enhanced • Revenue synergies from deploying an enhanced go- go-to-market strategy, improved customer retention to-market strategy, improved customer retention and and cross-selling broader Fathom capabilities cross-selling broader Fathom capabilities Grow 21Proven Ability to Execute & Integrate Acquisition Targets Identify 2019 Acquisition 2020 Acquisition Pre-acquisition Post-acquisition Pre-acquisition Post-acquisition (30)% 52% 5% 53% Decline in average monthly Growth in average Acquire Growth in average monthly Growth in average run-rate orders in twelve monthly run-rate orders run-rate orders in twelve monthly run-rate orders months prior to close since closing months prior to close since closing • Realized significant synergies by optimizing • Realized significant cost synergies by closing a Integrate already-existing capabilities in SEO and SEM facility, relocating equipment and streamlining SG&A • Revenue synergies from deploying an enhanced • Revenue synergies from deploying an enhanced go- go-to-market strategy, improved customer retention to-market strategy, improved customer retention and and cross-selling broader Fathom capabilities cross-selling broader Fathom capabilities Grow 21

Highly Experienced Leadership Team & Board of Directors Ryan Martin Mark Frost Rich Stump Additional Leadership Team Chief Executive Officer Chief Financial Officer Co-Founder & Chief has deep manufacturing expertise with & Board Member Commercial Officer nearly 200 years of combined Leadership Team experience Bob Nardelli George Buckley Pete Leemputte TJ Chung Former Chairman & CEO, Chairman, Smiths Group Board Director, MasterCraft (Chairman) Chrysler Corporation // Chairman, Stanley // Board Director, Beazer Senior Partner, CORE Board of and The Home Depot Black & Decker // Former Homes // Former CFO of Industrial Partners Directors Chairman & CEO, 3M Green Mountain Keurig, Mead Johnson, Brunswick David Fisher Maria Green Dr. Caralynn John May Carey Chen Board Director, Littelfuse // Managing Partner, Former CEO, Incodema Chariman & CEO, Enova // Nowinski Collens Board Director, Just Eat Board Director, Tennant CORE Industrial Partners Group // Former CEO, CEO, Dimension Inx // Takeaway.com // Board // Former SVP and GC, Cincinnati, Inc Former Chairman, MxD Ingersoll Rand and ITW Director, Friss // Former CEO, optionsXpress 22

Key Investment Highlights • Leading platform capable of accelerating new product development to keep pace with Industry 4.0 disruption Fathom is transforming new 1 product development and • Advanced software, deep technical expertise and broadest suite of 25+ quick-turn manufacturing processes manufacturing for corporates • Unique “one-stop-shop” solution enables faster iterations, shortening development cycles from months to days 1 • Uniquely positioned as the only “end-to-end” solution for corporates in highly fragmented $25bn TAM Massive opportunity in a 2 • Substantial scale that is difficult to replicate; nearly 450k sq. ft. of manufacturing capacity over 12 facilities, nationwide large TAM • Tailwinds from accelerating additive manufacturing adoption and continued shift to outsourcing • Proven track record with ~3k total blue-chip corporate customers in the last twelve months Entrenched partner to the 2 • Over 35 years of industry expertise, coupled with a singular focus on quality, service and execution, enables 91% overall customer retention 3 world’s largest companies • Long-term relationships with key strategic accounts and proven ability to up-tier newly acquired customers 3 • Compelling growth trajectory with 17% 2020-2022E PF revenue CAGR Scalable platform with 4 4 • Robust, proven profitability with 27% 2022E Adj. EBITDA margins proven profitability • Large opportunity ahead, with only <1% market penetration by 2022 • Clear upside from differentiated M&A capabilities in a target-rich environment; 13 acquisitions in last 3 years Acquisitive growth platform 5 • Proven ability to rapidly integrate and compound growth of acquired businesses with compelling pipeline • Ready to execute on pipeline, with line of sight into 50+ opportunities • Leadership team with public market experience and track record of scaling high-growth companies Highly experienced leadership • Deep additive and advanced manufacturing pedigree with nearly 200 years of combined experience 6 team and Board of Directors • Board of Directors with a track record of advising and leading innovation for some of the world’s leading manufacturers Source: Management projections, market study outlook by leading industry consultant 1 2 3 Fathom core addressable market, comprised of low-to-mid volume manufacturing utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologies; FY2019-FY2020 sales data (excludes 2021 add-ons); Information for 2020 and 2021 reflects 23 4 various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and integration costs, non-recurring and non- cash items, compensation normalization and other accounting adjustmentsKey Investment Highlights • Leading platform capable of accelerating new product development to keep pace with Industry 4.0 disruption Fathom is transforming new 1 product development and • Advanced software, deep technical expertise and broadest suite of 25+ quick-turn manufacturing processes manufacturing for corporates • Unique “one-stop-shop” solution enables faster iterations, shortening development cycles from months to days 1 • Uniquely positioned as the only “end-to-end” solution for corporates in highly fragmented $25bn TAM Massive opportunity in a 2 • Substantial scale that is difficult to replicate; nearly 450k sq. ft. of manufacturing capacity over 12 facilities, nationwide large TAM • Tailwinds from accelerating additive manufacturing adoption and continued shift to outsourcing • Proven track record with ~3k total blue-chip corporate customers in the last twelve months Entrenched partner to the 2 • Over 35 years of industry expertise, coupled with a singular focus on quality, service and execution, enables 91% overall customer retention 3 world’s largest companies • Long-term relationships with key strategic accounts and proven ability to up-tier newly acquired customers 3 • Compelling growth trajectory with 17% 2020-2022E PF revenue CAGR Scalable platform with 4 4 • Robust, proven profitability with 27% 2022E Adj. EBITDA margins proven profitability • Large opportunity ahead, with only <1% market penetration by 2022 • Clear upside from differentiated M&A capabilities in a target-rich environment; 13 acquisitions in last 3 years Acquisitive growth platform 5 • Proven ability to rapidly integrate and compound growth of acquired businesses with compelling pipeline • Ready to execute on pipeline, with line of sight into 50+ opportunities • Leadership team with public market experience and track record of scaling high-growth companies Highly experienced leadership • Deep additive and advanced manufacturing pedigree with nearly 200 years of combined experience 6 team and Board of Directors • Board of Directors with a track record of advising and leading innovation for some of the world’s leading manufacturers Source: Management projections, market study outlook by leading industry consultant 1 2 3 Fathom core addressable market, comprised of low-to-mid volume manufacturing utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologies; FY2019-FY2020 sales data (excludes 2021 add-ons); Information for 2020 and 2021 reflects 23 4 various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and integration costs, non-recurring and non- cash items, compensation normalization and other accounting adjustments

Financial Highlights 24Financial Highlights 24

1 Proven Financial Profile with Accelerating Growth 1 1 Revenue ($mm) Gross profit ($mm) $408 $168mm ’21E Revenue $317 53% 53% 52% 52% 52% 52% $252 $215 $205 $166 $168 $131 $149 $106 $87 $80 52% ’21E Gross Margin 2020 2020A 2021E 2022E 2023E 2024E 2025E 2020 2021E 2022E 2023E 2024E 2025E Gross profit Gross margin 26% ’21E Adj. EBITDA Margin 1,3 1,4 Adj. EBITDA ($mm) FCF ($mm) $79 28% 28% 27% $64 91% 27% 27% 26% 2 $53 $115 Customer Retention $88 $42 $37 $69 $36 $54 $45 $40 17% 20 2020 20A 2021E 2022E 2023E 2024E 2025E ‘20-’22E PF Revenue CAGR 2020A 2021E 2022E 2023E 2024E 2025E 2020 Adj. EBITDA Adj. EBITDA margin Source: Management projections 25 1 2 3 Information for 2020 and 2021 reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020; FY2019-FY2020 sales data (excludes 2021 add-ons); Adjusted EBITDA is a non-GAAP 4 measure. Adjustments to EBITDA include transaction and integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA; Represents adjusted EBITDA minus CapEx1 Proven Financial Profile with Accelerating Growth 1 1 Revenue ($mm) Gross profit ($mm) $408 $168mm ’21E Revenue $317 53% 53% 52% 52% 52% 52% $252 $215 $205 $166 $168 $131 $149 $106 $87 $80 52% ’21E Gross Margin 2020 2020A 2021E 2022E 2023E 2024E 2025E 2020 2021E 2022E 2023E 2024E 2025E Gross profit Gross margin 26% ’21E Adj. EBITDA Margin 1,3 1,4 Adj. EBITDA ($mm) FCF ($mm) $79 28% 28% 27% $64 91% 27% 27% 26% 2 $53 $115 Customer Retention $88 $42 $37 $69 $36 $54 $45 $40 17% 20 2020 20A 2021E 2022E 2023E 2024E 2025E ‘20-’22E PF Revenue CAGR 2020A 2021E 2022E 2023E 2024E 2025E 2020 Adj. EBITDA Adj. EBITDA margin Source: Management projections 25 1 2 3 Information for 2020 and 2021 reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020; FY2019-FY2020 sales data (excludes 2021 add-ons); Adjusted EBITDA is a non-GAAP 4 measure. Adjustments to EBITDA include transaction and integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA; Represents adjusted EBITDA minus CapEx

Fathom is Positioned to Capture Growth Across Several Accelerating Markets Key Highlights 1 Revenue profile ’20 – ’25E • Strong organic growth driven by acceleration $450 CAGR in additive manufacturing and injection molding technologies 16% 3% $400 19% 12% $350 • Robust portfolio growth with healthy upside to expand across diversified revenue profile $300 9% 12% • Well positioned to capture acceleration in $250 12% 16% Additive several high-growth markets $200 Injection Molding 27% 35% 2 • Tremendous growth and expansion opportunities CNC Machining - organic $150 4% across diversified technology offerings 30% 3 CNC machining - add-ons $100 22% Precision Sheetmetal 15% 27% 42% $50 16% Ancillary Technologies 13% $0 2020 2025E Source: Management projections 26 1 2 Information for 2020 and 2021 reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020; Figures reflect revenue from Fathom’s CNC operations that were part of the company prior to 3 Q2 2021; Figures reflect revenue contribution by acquisitions completed during Q2 2021

1 Capital-Efficient Business Key Highlights CapEx vs. Revenue $408 • Low CapEx requirements to support legacy and growth customers Revenue ($mm) $317 • On average, CapEx is approximately CapEx ($mm) 2 6% of revenue $252 • By 2025E over 60% of total CapEx is projected to be allocated toward $205 growth purchases of additive manufacturing machines $168 $149 $36 $24 $16 $12 $8 $4 2020A 2021E 2022E 2023E 2024E 2025E 2020 27 Source: Management projections 1 2 Information for 2020 and 2021 reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020; Based on 2020-2025E projections1 Capital-Efficient Business Key Highlights CapEx vs. Revenue $408 • Low CapEx requirements to support legacy and growth customers Revenue ($mm) $317 • On average, CapEx is approximately CapEx ($mm) 2 6% of revenue $252 • By 2025E over 60% of total CapEx is projected to be allocated toward $205 growth purchases of additive manufacturing machines $168 $149 $36 $24 $16 $12 $8 $4 2020A 2021E 2022E 2023E 2024E 2025E 2020 27 Source: Management projections 1 2 Information for 2020 and 2021 reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020; Based on 2020-2025E projections

Liquidity & Deleveraging Profile Ample liquidity and strong deleveraging profile to support business growth and future acquisitions 1 Liquidity Profile Total Net Debt / Adjusted EBITDA $62 ($mm) ($mm) $100 $25 $79 2.2x Net debt Availability under Net leverage ratio credit facilities $50 Cash balance 1.5x $37 0.7x $14 $0 0.2x Pro Forma for transaction 2021E 2022E 2023E 2024E 20 0.25 0x E Source: Management projections 28 Note: Pro forma for transaction assumes $25mm of additional cash to balance sheet, plus an additional $25mm of availability under a new revolving credit facility 1 Pro forma to include the pre-acquisition financials of all acquired companies, does not include $20mm Credit Agreement cash netting capLiquidity & Deleveraging Profile Ample liquidity and strong deleveraging profile to support business growth and future acquisitions 1 Liquidity Profile Total Net Debt / Adjusted EBITDA $62 ($mm) ($mm) $100 $25 $79 2.2x Net debt Availability under Net leverage ratio credit facilities $50 Cash balance 1.5x $37 0.7x $14 $0 0.2x Pro Forma for transaction 2021E 2022E 2023E 2024E 20 0.25 0x E Source: Management projections 28 Note: Pro forma for transaction assumes $25mm of additional cash to balance sheet, plus an additional $25mm of availability under a new revolving credit facility 1 Pro forma to include the pre-acquisition financials of all acquired companies, does not include $20mm Credit Agreement cash netting cap

1 Fathom Annual Income Statement ($mm) 2020 2021E 2022E 2023E 2024E 2025E Revenue $ 149.4 $ 168.3 $ 204.9 $ 252.4 $ 317.2 $ 408.2 % YoY growth -- 13% 22% 23% 26% 29% Gross profit $ 79.8 $ 87.1 $ 106.5 $ 131.2 $ 165.9 $ 215.5 Gross margin 53% 52% 52% 52% 52% 53% 2 Adj. EBITDA $ 39.9 $ 44.5 $ 54.3 $ 69.0 $ 87.9 $ 115.0 Adj. EBITDA margin 27% 26% 27% 27% 28% 28% CapEx $ (3.5) $ (7.5) $ (12.1) $ (16.1) $ (23.8) $ (36.2) 3 FCF $ 36.4 $ 37.0 $ 42.3 $ 52.9 $ 64.1 $ 78.9 Source: Management projections 29 1 2 Information for 2020 and 2021 reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and 3 integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA; Represents adjusted EBITDA minus CapEx1 Fathom Annual Income Statement ($mm) 2020 2021E 2022E 2023E 2024E 2025E Revenue $ 149.4 $ 168.3 $ 204.9 $ 252.4 $ 317.2 $ 408.2 % YoY growth -- 13% 22% 23% 26% 29% Gross profit $ 79.8 $ 87.1 $ 106.5 $ 131.2 $ 165.9 $ 215.5 Gross margin 53% 52% 52% 52% 52% 53% 2 Adj. EBITDA $ 39.9 $ 44.5 $ 54.3 $ 69.0 $ 87.9 $ 115.0 Adj. EBITDA margin 27% 26% 27% 27% 28% 28% CapEx $ (3.5) $ (7.5) $ (12.1) $ (16.1) $ (23.8) $ (36.2) 3 FCF $ 36.4 $ 37.0 $ 42.3 $ 52.9 $ 64.1 $ 78.9 Source: Management projections 29 1 2 Information for 2020 and 2021 reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and 3 integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA; Represents adjusted EBITDA minus CapEx

Transaction Overview 30Transaction Overview 30

Detailed Transaction Overview Illustrative Pro Forma Capitalization 1 Transaction Structure ($mm, except share price) ◼ Pro forma firm value of $1,493mm Share price $10.00 2 ◼ $365mm cash proceeds inclusive of PIPE proceeds and transaction expenses PF shares outstanding 138 ◼ Company earnout shares: 9mm shares ◼ 1/3 earned if VWAP for 20 days during a 30-day period is above $12.50 PF equity value $1,380 ◼ 1/3 earned if VWAP for 20 days during a 30-day period is above $15.00 ◼ 1/3 earned if VWAP for 20 days during a 30-day period is above $20.00 (+) Assumed PF net debt $113 Pro forma firm value $1,493 Illustrative Sources and Uses ($mm) Illustrative Pro Forma Ownership at Close Amount % 3 Altimar II Sponsor Altimar II cash in trust $345 81% 5.3% PIPE equity 80 19% Total sources $425 100% Public Shareholders Cash to existing shareholders $318 75% 25.0% Debt Paydown 22 5% Existing Cash to balance sheet 25 6% shareholders 63.9% 14% Fees and expenses 60 PIPE investors Total uses $425 100% 5.8% Note: Assumes no redemptions by public shareholders in connection with the transaction and doesn’t take into account the interest income in Altimar II trust account. Excludes impact of warrants. 1 In addition, the transaction will be structured to include the following: (i) Up-C structure including PubCo and a limited liability holding company, (ii) Altimar II shares, including those offered in the PIPE, represent ownership interest in PubCo, (iii) Customary TRA arrangement will entitle sellers to receive 85% of realized tax savings resulting from certain tax benefits, including the impact of sales, exchanges and redemptions on PubCo’s tax basis, (iv) One share – one vote structure, (v) CORE Industrial Partners expected to own approximately 45% of the PubCo’s voting power at closing, (vi) A majority of the PubCo’s Board will be composed of independent directors, (vii) CORE Industrial Partners will nominate a majority of the PubCo’s directors for so long as it retains a specified percentage of PubCo’s ownership; 31 2 3 Assumes no redemptions by Altimar II existing shareholders; Assumes 7.3mm founder shares at $10.00. Incremental 1.3mm additional founder shares subject to an earnout that vests at $15.00 per share. Excludes 9.9mm founder warrants, which have a strike price of $11.50 per shareDetailed Transaction Overview Illustrative Pro Forma Capitalization 1 Transaction Structure ($mm, except share price) ◼ Pro forma firm value of $1,493mm Share price $10.00 2 ◼ $365mm cash proceeds inclusive of PIPE proceeds and transaction expenses PF shares outstanding 138 ◼ Company earnout shares: 9mm shares ◼ 1/3 earned if VWAP for 20 days during a 30-day period is above $12.50 PF equity value $1,380 ◼ 1/3 earned if VWAP for 20 days during a 30-day period is above $15.00 ◼ 1/3 earned if VWAP for 20 days during a 30-day period is above $20.00 (+) Assumed PF net debt $113 Pro forma firm value $1,493 Illustrative Sources and Uses ($mm) Illustrative Pro Forma Ownership at Close Amount % 3 Altimar II Sponsor Altimar II cash in trust $345 81% 5.3% PIPE equity 80 19% Total sources $425 100% Public Shareholders Cash to existing shareholders $318 75% 25.0% Debt Paydown 22 5% Existing Cash to balance sheet 25 6% shareholders 63.9% 14% Fees and expenses 60 PIPE investors Total uses $425 100% 5.8% Note: Assumes no redemptions by public shareholders in connection with the transaction and doesn’t take into account the interest income in Altimar II trust account. Excludes impact of warrants. 1 In addition, the transaction will be structured to include the following: (i) Up-C structure including PubCo and a limited liability holding company, (ii) Altimar II shares, including those offered in the PIPE, represent ownership interest in PubCo, (iii) Customary TRA arrangement will entitle sellers to receive 85% of realized tax savings resulting from certain tax benefits, including the impact of sales, exchanges and redemptions on PubCo’s tax basis, (iv) One share – one vote structure, (v) CORE Industrial Partners expected to own approximately 45% of the PubCo’s voting power at closing, (vi) A majority of the PubCo’s Board will be composed of independent directors, (vii) CORE Industrial Partners will nominate a majority of the PubCo’s directors for so long as it retains a specified percentage of PubCo’s ownership; 31 2 3 Assumes no redemptions by Altimar II existing shareholders; Assumes 7.3mm founder shares at $10.00. Incremental 1.3mm additional founder shares subject to an earnout that vests at $15.00 per share. Excludes 9.9mm founder warrants, which have a strike price of $11.50 per share

On-Demand Digital Manufacturing Represents a Large Market Opportunity $141mm $149mm Scaled platform today 2020 Revenue 2020 Revenue 1 N/M 27% Superior, proven profitability 2 2 2020 Adj. EBITDA margin 2020 Adj. EBITDA margin 24% 53% Leading margins 2020 Gross margin 2020 Gross margin $3.0bn $1.4bn Value creation opportunity Equity value Equity value Source: Company filings, Factset of 7/14/2021 Note: Fathom information for 2020 reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020 32 1 2 N/M represents negative values; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDAOn-Demand Digital Manufacturing Represents a Large Market Opportunity $141mm $149mm Scaled platform today 2020 Revenue 2020 Revenue 1 N/M 27% Superior, proven profitability 2 2 2020 Adj. EBITDA margin 2020 Adj. EBITDA margin 24% 53% Leading margins 2020 Gross margin 2020 Gross margin $3.0bn $1.4bn Value creation opportunity Equity value Equity value Source: Company filings, Factset of 7/14/2021 Note: Fathom information for 2020 reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as though such transactions occurred on January 1, 2020 32 1 2 N/M represents negative values; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA

Fathom Public Company Comparison Universe Fathom outperforms comparable universe on key growth and Transaction priced at a discount to comparable profitability metrics universe Industry 4.0 1 Adj. EBITDA multiple bridge comparable universe Scaled advanced ($302) $1,795 manufacturing / Early stage / Recent $1,493 Industry disruptors de-SPACs (16.8%) Implied Fathom EV at scaled adv. Implied Fathom transaction value at mfg. median of 33.0x EV / '22 EV discount 27.5x EV / '22 EBITDA multiple ’22 EBITDA margin 17.5% N/M 26.5% EBITDA multiple ’22 Gross margin 53.2% 33.8% 52.0% Revenue multiple bridge $2,786 ($1,293) ’20-’23 11.1% 92.1% 19.1% Revenue CAGR $1,493 (46.4%) EV / ’22 Revenue 5.0x 13.6x 7.3x Implied Fathom EV at Implied Fathom transaction 1 EV / ’22 Adj. EBITDA 33.0x N/M 27.5x early stage median of 13.6x EV / EV discount value at 7.3x '22 revenue multiple EV / '22 revenue multiple Source: Company filings, management projections, Factset as of 7/14/2021; Berkshire Grey data from SPAC announcement presentation as of 2/24/21, MarkForged data from SPAC announcement presentation as of 2/24/21, Velo3D data from SPAC announcement presentation as of 3/23/21, Bright Machines data from SPAC announcement presentation as of 5/17/21 33 Note: Fathom information reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as if such transactions occurred on January 1, 2020 1 Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA

Median: N/M Median: 92.1% Median: 33.8% Median: 17.5% Median: Median: 11.1% 53.2% Operational Benchmarking Industry 4.0 comparable universe Scaled advanced manufacturing / Industry disruptors Early stage / Recent de-SPACs 176.1% 104.3% 92.1% 69.0% 47.8% 19.1% 17.5% 15.2% 11.7% 10.6% 6.1% 7.0% 36.4% 36.6% 26.5% 21.3% 13.7% 12.9% 4.4% N/M N/M N/M N/M N/M 78.0% 63.1% 56.8% 58.6% 52.0% 49.6% 33.8% 49.0% 44.7% 37.8% 11.8% 23.5% Source: Company filings, management projections, Factset as of 7/14/2021; Berkshire Grey data from SPAC announcement presentation as of 2/24/21, MarkForged data from SPAC announcement presentation as of 2/24/21, Velo3D data from SPAC announcement presentation as of 3/23/21, Bright Machines data from SPAC announcement presentation as of 5/17/21 Note: Medians exclude Fathom 34 1 2 Fathom’s 19.1% CAGR is adjusted to give pro forma effect to all acquisitions prior to 05/01/21; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA 2022E 2022E ’20-’23E Revenue 2 1 Gross margin Adj. EBITDA margin CAGRMedian: N/M Median: 92.1% Median: 33.8% Median: 17.5% Median: Median: 11.1% 53.2% Operational Benchmarking Industry 4.0 comparable universe Scaled advanced manufacturing / Industry disruptors Early stage / Recent de-SPACs 176.1% 104.3% 92.1% 69.0% 47.8% 19.1% 17.5% 15.2% 11.7% 10.6% 6.1% 7.0% 36.4% 36.6% 26.5% 21.3% 13.7% 12.9% 4.4% N/M N/M N/M N/M N/M 78.0% 63.1% 56.8% 58.6% 52.0% 49.6% 33.8% 49.0% 44.7% 37.8% 11.8% 23.5% Source: Company filings, management projections, Factset as of 7/14/2021; Berkshire Grey data from SPAC announcement presentation as of 2/24/21, MarkForged data from SPAC announcement presentation as of 2/24/21, Velo3D data from SPAC announcement presentation as of 3/23/21, Bright Machines data from SPAC announcement presentation as of 5/17/21 Note: Medians exclude Fathom 34 1 2 Fathom’s 19.1% CAGR is adjusted to give pro forma effect to all acquisitions prior to 05/01/21; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA 2022E 2022E ’20-’23E Revenue 2 1 Gross margin Adj. EBITDA margin CAGR

Median: Median: 13.6x N/M Median: Median: 5.0x 33.0x Valuation Benchmarking Industry 4.0 comparable universe Scaled advanced manufacturing / Industry disruptors Early stage / Recent de-SPACs 18.8x 18.2x 13.5x 13.6x 13.2x 10.3x 9.1x 7.3x 5.6x 4.4x 4.0x 1.5x 2 3 4 41.2x 36.4x 31.1x 35.0x 27.5x 25.0x 20.6x N/M N/M N/M N/M N/M 2 3 4 Source: Company filings, management projections, Factset as of 7/14/2021; Berkshire Grey data from SPAC announcement presentation as of 2/24/21, MarkForged data from SPAC announcement presentation as of 2/24/21, Velo3D data from SPAC announcement presentation as of 3/23/21, Bright Machines data from SPAC announcement presentation as of 5/17/21 Note: Medians exclude Fathom 35 1 2 3 Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments; PF for follow-on offering of 4mm shares announced June 10, 2021; PF 4 for (i) acquisition of Origin and (ii) $200mm follow-on offering announced on March 2, 2021; PF for acquisition of 3D Hubs 1 EV / ’22E Adj. EBITDA EV / ’22E RevenueMedian: Median: 13.6x N/M Median: Median: 5.0x 33.0x Valuation Benchmarking Industry 4.0 comparable universe Scaled advanced manufacturing / Industry disruptors Early stage / Recent de-SPACs 18.8x 18.2x 13.5x 13.6x 13.2x 10.3x 9.1x 7.3x 5.6x 4.4x 4.0x 1.5x 2 3 4 41.2x 36.4x 31.1x 35.0x 27.5x 25.0x 20.6x N/M N/M N/M N/M N/M 2 3 4 Source: Company filings, management projections, Factset as of 7/14/2021; Berkshire Grey data from SPAC announcement presentation as of 2/24/21, MarkForged data from SPAC announcement presentation as of 2/24/21, Velo3D data from SPAC announcement presentation as of 3/23/21, Bright Machines data from SPAC announcement presentation as of 5/17/21 Note: Medians exclude Fathom 35 1 2 3 Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments; PF for follow-on offering of 4mm shares announced June 10, 2021; PF 4 for (i) acquisition of Origin and (ii) $200mm follow-on offering announced on March 2, 2021; PF for acquisition of 3D Hubs 1 EV / ’22E Adj. EBITDA EV / ’22E Revenue

Appendix 36Appendix 36

EBITDA Calculation 1 ($mm) FY 2020 Q1 2020 Q1 2021 2 EBITDA $23.4 $5.8 $4.8 +Transaction and integration costs 6.3 0.3 2.1 +Non-recurring & non-cash items 0.9 0.4 0.4 +Compensation normalization 1.0 0.0 0.1 -Inventory adjustments (0.8) 0.0 0.0 3 +Other adjustments 0.4 (0.2) 0.7 Adjusted EBITDA $31.3 $6.4 $8.1 4 +Impact of Q2 2021 add-ons 8.7 2.8 1.8 Adjusted EBITDA, incl. Q2 2021 add-ons $39.9 $9.2 $9.8 1 2 Fathom generated a net loss of $8.0mm on a GAAP basis in FY 2020; Information reflects various adjustments to give pro forma effect to acquisitions completed through March 31, 2021, as though such transactions occurred on January 1, 2020. Adjustments for these transactions 37 3 4 resulted in changes to EBITDA and Adjusted EBITDA of $19.3mm, $3.9mm, and ($0.1mm) for FY2020, Q1 2020, and Q1 2021, respectively; Includes other, buy-side and diligence adjustments; Information reflects various adjustments to give pro forma effect to acquisitions completed during Q2 2021, as though such transactions occurred on January 1, 2020.EBITDA Calculation 1 ($mm) FY 2020 Q1 2020 Q1 2021 2 EBITDA $23.4 $5.8 $4.8 +Transaction and integration costs 6.3 0.3 2.1 +Non-recurring & non-cash items 0.9 0.4 0.4 +Compensation normalization 1.0 0.0 0.1 -Inventory adjustments (0.8) 0.0 0.0 3 +Other adjustments 0.4 (0.2) 0.7 Adjusted EBITDA $31.3 $6.4 $8.1 4 +Impact of Q2 2021 add-ons 8.7 2.8 1.8 Adjusted EBITDA, incl. Q2 2021 add-ons $39.9 $9.2 $9.8 1 2 Fathom generated a net loss of $8.0mm on a GAAP basis in FY 2020; Information reflects various adjustments to give pro forma effect to acquisitions completed through March 31, 2021, as though such transactions occurred on January 1, 2020. Adjustments for these transactions 37 3 4 resulted in changes to EBITDA and Adjusted EBITDA of $19.3mm, $3.9mm, and ($0.1mm) for FY2020, Q1 2020, and Q1 2021, respectively; Includes other, buy-side and diligence adjustments; Information reflects various adjustments to give pro forma effect to acquisitions completed during Q2 2021, as though such transactions occurred on January 1, 2020.

Adjusted Revenue Calculation ($mm) FY 2020 GAAP revenue (actual) $61.3 1 +2020 add-ons adjusted revenue 56.8 2 +Q2 2021 add-ons adjusted revenue 32.2 -Management and accounting adjustments (0.8) Pro forma adjusted revenue $149.4 38 1 2 Information gives pro forma effect to acquisitions completed through March 31, 2021, as though such transactions occurred on January 1, 2020; Information gives pro forma effect to acquisitions completed during Q2 2021, as though such transactions occurred on January 1, 2020.Adjusted Revenue Calculation ($mm) FY 2020 GAAP revenue (actual) $61.3 1 +2020 add-ons adjusted revenue 56.8 2 +Q2 2021 add-ons adjusted revenue 32.2 -Management and accounting adjustments (0.8) Pro forma adjusted revenue $149.4 38 1 2 Information gives pro forma effect to acquisitions completed through March 31, 2021, as though such transactions occurred on January 1, 2020; Information gives pro forma effect to acquisitions completed during Q2 2021, as though such transactions occurred on January 1, 2020.

1 Q1 Financial Performance Strong revenue growth and profitability against comparable universe On track with 2021E projections 12.3% % YoY 3 3 Revenue Growth EBITDA Margin growth Q1’ 20 – Q1’ 21 Q1’ 21 +4.2 38.7 12.3% 25.5% 34.4 Q1 '20 Q1 '21 Scaled Advanced Manufacturing / Industry Disruptors 1.7% 11.0% Adj. 26.9% 25.5% EBITDA +0.6 margin Early Stage / 9.8 9.2 Recent de-SPACs N/M N/M Q1 '20 Q1 '21 Source: Company filings, management projections, Factset as of 7/14/2021; Berkshire Grey data from SPAC announcement presentation as of 02/21, MarkForged data from SPAC announcement presentation as of 2/24/21, Velo3D data from SPAC announcement presentation as of 3/23/21, Bright Machines data from SPAC announcement presentation as of 05/21 39 1 2 Fathom information reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as if such transactions occurred on January 1, 2020; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and integration costs, 3 non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA; Figures shown represent group median Revenue ($mm) Adj. EBITDA² ($mm)1 Q1 Financial Performance Strong revenue growth and profitability against comparable universe On track with 2021E projections 12.3% % YoY 3 3 Revenue Growth EBITDA Margin growth Q1’ 20 – Q1’ 21 Q1’ 21 +4.2 38.7 12.3% 25.5% 34.4 Q1 '20 Q1 '21 Scaled Advanced Manufacturing / Industry Disruptors 1.7% 11.0% Adj. 26.9% 25.5% EBITDA +0.6 margin Early Stage / 9.8 9.2 Recent de-SPACs N/M N/M Q1 '20 Q1 '21 Source: Company filings, management projections, Factset as of 7/14/2021; Berkshire Grey data from SPAC announcement presentation as of 02/21, MarkForged data from SPAC announcement presentation as of 2/24/21, Velo3D data from SPAC announcement presentation as of 3/23/21, Bright Machines data from SPAC announcement presentation as of 05/21 39 1 2 Fathom information reflects various adjustments to give pro forma effect to acquisitions completed in 2020 and 2021 as if such transactions occurred on January 1, 2020; Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include transaction and integration costs, 3 non-recurring and non-cash items, compensation normalization and other accounting adjustments. See Appendix for a calculation of Adjusted EBITDA; Figures shown represent group median Revenue ($mm) Adj. EBITDA² ($mm)

Risk Factors Risks related to Fathom’s Business and Industry • Fathom faces significant competition and expects to face increasing competition in many aspects of its business, which could cause its operating results to suffer. • Fathom’s success depends on its ability to deliver products and product lines that meet the needs of its customers and to effectively respond to changes in its industry. • Fathom’s failure to meet the expectations of its customers regarding turnaround time, quality or price would adversely affect its business and results of operations. • The strength of Fathom’s brand is important to its business, and any failure to maintain and enhance its brand would hurt its ability to retain and expand its customer base as well as further penetrate existing customers. • Fathom’s business depends in part on its ability to process a large volume of new part designs from a diverse group of customers and successfully identify significant opportunities for its business based on those submissions. • The loss of one or more key members of Fathom’s management team or personnel, or its failure to attract, integrate and retain additional personnel in the future, could harm its business and negatively affect its ability to successfully grow its business. • If Fathom fails to grow its business as anticipated, its revenue, gross margin and operating margin will be adversely affected. • If Fathom is unable to manage its growth and expand its operations successfully, its reputation and brand may be damaged, and its business and results of operations may be harmed. • Fathom may not timely and effectively scale and adapt its existing technology, processes and infrastructure to meet the needs of its business. • Numerous factors may cause Fathom not to maintain the revenue growth that it has historically experienced. • Interruptions to or other problems with Fathom’s website and interactive user interface, information technology systems, manufacturing processes or other operations could damage its reputation and brand and substantially harm its business and results of operations. • Fathom stores confidential customer information in its systems that, if breached or otherwise subjected to unauthorized access, may its reputation or brand or expose it to liability. • Aspects of Fathom’s business are subject to privacy, data use and data security regulations, which may impact the way it uses data to target customers. • Global economic conditions may harm Fathom’s ability to do business, increase its costs and negatively affect its business and operations. • If a natural or man-made disaster strikes any of Fathom’s manufacturing facilities, it will be unable to manufacture its products for a substantial period of time and its sales will decline. • If Fathom’s present single or limited source suppliers become unavailable or inadequate, its customer relationships, results of operations and financial condition may be adversely affected. • Fathom may not be able to adequately protect or enforce its intellectual property rights, which could impair its competitive position. • Fathom may be subject to intellectual property infringement claims. • Fathom may be subject to product liability claims, which could result in material expense, diversion of management time and attention and 40 damage to its business, reputation and brand.Risk Factors Risks related to Fathom’s Business and Industry • Fathom faces significant competition and expects to face increasing competition in many aspects of its business, which could cause its operating results to suffer. • Fathom’s success depends on its ability to deliver products and product lines that meet the needs of its customers and to effectively respond to changes in its industry. • Fathom’s failure to meet the expectations of its customers regarding turnaround time, quality or price would adversely affect its business and results of operations. • The strength of Fathom’s brand is important to its business, and any failure to maintain and enhance its brand would hurt its ability to retain and expand its customer base as well as further penetrate existing customers. • Fathom’s business depends in part on its ability to process a large volume of new part designs from a diverse group of customers and successfully identify significant opportunities for its business based on those submissions. • The loss of one or more key members of Fathom’s management team or personnel, or its failure to attract, integrate and retain additional personnel in the future, could harm its business and negatively affect its ability to successfully grow its business. • If Fathom fails to grow its business as anticipated, its revenue, gross margin and operating margin will be adversely affected. • If Fathom is unable to manage its growth and expand its operations successfully, its reputation and brand may be damaged, and its business and results of operations may be harmed. • Fathom may not timely and effectively scale and adapt its existing technology, processes and infrastructure to meet the needs of its business. • Numerous factors may cause Fathom not to maintain the revenue growth that it has historically experienced. • Interruptions to or other problems with Fathom’s website and interactive user interface, information technology systems, manufacturing processes or other operations could damage its reputation and brand and substantially harm its business and results of operations. • Fathom stores confidential customer information in its systems that, if breached or otherwise subjected to unauthorized access, may its reputation or brand or expose it to liability. • Aspects of Fathom’s business are subject to privacy, data use and data security regulations, which may impact the way it uses data to target customers. • Global economic conditions may harm Fathom’s ability to do business, increase its costs and negatively affect its business and operations. • If a natural or man-made disaster strikes any of Fathom’s manufacturing facilities, it will be unable to manufacture its products for a substantial period of time and its sales will decline. • If Fathom’s present single or limited source suppliers become unavailable or inadequate, its customer relationships, results of operations and financial condition may be adversely affected. • Fathom may not be able to adequately protect or enforce its intellectual property rights, which could impair its competitive position. • Fathom may be subject to intellectual property infringement claims. • Fathom may be subject to product liability claims, which could result in material expense, diversion of management time and attention and 40 damage to its business, reputation and brand.

Risk Factors, cont. Risks related to Fathom’s Business and Industry (cont’d) • Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by Fathom to comply with these regulations could substantially harm its business and results of operations. • Fathom may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all. • Any acquisition, strategic relationship, joint venture or investment could disrupt Fathom’s business and harm its operating results and financial condition. • Fathom’s business involves the use of hazardous materials, and it and its suppliers must comply with environmental laws and regulations, which can be expensive and restrict how Fathom does business. • If Fathom is unable to meet regulatory quality standards applicable to its manufacturing and quality processes for the parts it manufactures, its business, financial condition or operating results could be harmed. • Fathom is subject to payment-related risks. • Fathom has a history of losses and we may not be able to achieve and, if achieved, maintain profitability. • Fathom’s independent auditors have expressed substantial doubt about its ability to continue as a going concern because the committed financing necessary to repay Fathom’s $172 million term loan due April 2022 is contingent on the closing of the Transaction. Risks related to being a Public Company • Fathom’s management team has limited experience managing a public company and may not successfully or effectively manage Fathom’s transition to public company status. • As with any public company, Altimar II may be subject to securities litigation, which is expensive and could divert management’s attention. • Fathom’s internal control over financial reporting may not be effective detecting or preventing material errors at a reasonable level of assurance. Risks related to organizational structure and ownership • Fathom’s organizational structure following the proposed business combination, including the tax receivable agreement described below, provides certain benefits to the continuing owners of Fathom that will not benefit Class A common stockholders to the same extent as it will benefit such continuing owners of Fathom. • Altimar II’s principal asset after the completion of the transaction will be its interest in Fathom, and, accordingly, it will depend on distributions from Fathom to pay taxes and expenses, including payments under a tax receivable agreement with the continuing equity owners of Fathom that requires Fathom to make cash payments to them in respect of certain tax benefits to which Altimar II may become entitled, and it is expected that the payments Altimar II will be required to make under such agreement will be substantial. • CORE Industrial Partners will own a significant interest in the combined company and its interests may conflict with the interests of Fathom and the Class A common stockholders. 41Risk Factors, cont. Risks related to Fathom’s Business and Industry (cont’d) • Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by Fathom to comply with these regulations could substantially harm its business and results of operations. • Fathom may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all. • Any acquisition, strategic relationship, joint venture or investment could disrupt Fathom’s business and harm its operating results and financial condition. • Fathom’s business involves the use of hazardous materials, and it and its suppliers must comply with environmental laws and regulations, which can be expensive and restrict how Fathom does business. • If Fathom is unable to meet regulatory quality standards applicable to its manufacturing and quality processes for the parts it manufactures, its business, financial condition or operating results could be harmed. • Fathom is subject to payment-related risks. • Fathom has a history of losses and we may not be able to achieve and, if achieved, maintain profitability. • Fathom’s independent auditors have expressed substantial doubt about its ability to continue as a going concern because the committed financing necessary to repay Fathom’s $172 million term loan due April 2022 is contingent on the closing of the Transaction. Risks related to being a Public Company • Fathom’s management team has limited experience managing a public company and may not successfully or effectively manage Fathom’s transition to public company status. • As with any public company, Altimar II may be subject to securities litigation, which is expensive and could divert management’s attention. • Fathom’s internal control over financial reporting may not be effective detecting or preventing material errors at a reasonable level of assurance. Risks related to organizational structure and ownership • Fathom’s organizational structure following the proposed business combination, including the tax receivable agreement described below, provides certain benefits to the continuing owners of Fathom that will not benefit Class A common stockholders to the same extent as it will benefit such continuing owners of Fathom. • Altimar II’s principal asset after the completion of the transaction will be its interest in Fathom, and, accordingly, it will depend on distributions from Fathom to pay taxes and expenses, including payments under a tax receivable agreement with the continuing equity owners of Fathom that requires Fathom to make cash payments to them in respect of certain tax benefits to which Altimar II may become entitled, and it is expected that the payments Altimar II will be required to make under such agreement will be substantial. • CORE Industrial Partners will own a significant interest in the combined company and its interests may conflict with the interests of Fathom and the Class A common stockholders. 41

Risk Factors, cont. Risks Related to Altimar II’s Securities • If the benefits of the proposed business combination do not meet the expectations of investors or securities analysts, the market price of Altimar II’s securities may decline, either before or after the closing of the proposed business combination. • The combined entity will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations. • An active trading market for Altimar II’s Class A common stock may not be available on a consistent basis to provide stockholders with adequately liquidity. The stock price may be extremely volatile, and stockholders could lose a significant part of their investment. • Altimar II’s Class A common stock may fail to meet the continued listing standards of the New York Stock Exchange (“NYSE”), and additional shares may not be approved for listing on NYSE. • Because the combined company has no current plans to pay cash dividends for the foreseeable future, investors may not receive any return on investment unless they sell their shares for a price greater than that which was paid for them. • If following the proposed business combination, securities or industry analysts do not publish or cease publishing research or reports about Fathom, its business, or its market, or if they change their recommendations regarding Fathom’s securities adversely, the price and trading volume of Fathom’s securities could decline. • Future sales and issuances of common stock in Fathom or rights to purchase such common stock following the closing of the Transaction, including pursuant to any equity incentive plans and future exercise of registration rights, could result in additional dilution of the percentage ownership of its stockholders and could cause the share price to fall. • Following the Transaction, Fathom will be an emerging growth company within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make its securities less attractive to investors and may make it more difficult to compare the combined company’s performance with other public companies that do not enjoy such disclosure exemptions. General risks • Economic downturns and political and market conditions beyond Altimar II’s and the combined company’s control could adversely affect its business, financial condition and results of operations. • Fathom is exposed to the risk of natural disasters, political events, health crises such as the global Covid-19 outbreak, war and terrorism and other macroeconomic events, each of which could disrupt its business and adversely impact its results of operations. 42

Risk Factors, cont. Risk related to Altimar II and the business combination • Directors of Altimar II have potential conflicts of interest in recommending that Altimar II’s stockholders vote in favor of the adoption of the merger agreement and the proposed business combination and approval of the other proposals to be described in the proxy statement/prospectus. • Altimar II’s founders, directors, officers, advisors and their affiliates may elect to purchase Altimar II Class A common stock or Altimar II warrants from public stockholders, which may influence the vote on the proposed business combination and reduce the public “float” of Altimar II’s Class A common stock. • Altimar II’s sponsor will agree to vote in favor of the proposed business combination, regardless of how Altimar II’s public stockholders vote. • Altimar II’s warrants are accounted for as derivative liabilities and are recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of Altimar II’s securities or may make it more difficult for us to consummate the proposed business combination. • The combined company will incur significant increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives. • The combined company’s charter and bylaws to be in effect following the consummation of the proposed business combination and certain Delaware laws contain provisions that may have the effect of delaying, preventing or making undesirable an acquisition of all or a significant portion of the combined company’s shares or assets or preventing a change in control. • The ability of Altimar II’s stockholders to exercise redemption rights with respect to a large number of outstanding Altimar II Class A common stock and the related funding of such redemptions could increase the probability that the proposed business combination would not occur. Completion of the proposed business combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. • Altimar II’s board has not obtained and will not obtain a third-party valuation or financial opinion in determining whether to proceed with the proposed business combination. • Current Altimar II stockholders will own a smaller proportion of the post-Transaction company than they currently own of Altimar II ordinary shares. In addition, following the closing of the Transaction, Altimar II may issue additional shares or other equity securities without the approval of its stockholders, which would further dilute their ownership interests and may depress the market price of its shares. • Altimar II’s actual financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial information to be included in its proxy statement/prospectus and may not be indicative of what its actual financial position or results of operations would have been. 43Risk Factors, cont. Risk related to Altimar II and the business combination • Directors of Altimar II have potential conflicts of interest in recommending that Altimar II’s stockholders vote in favor of the adoption of the merger agreement and the proposed business combination and approval of the other proposals to be described in the proxy statement/prospectus. • Altimar II’s founders, directors, officers, advisors and their affiliates may elect to purchase Altimar II Class A common stock or Altimar II warrants from public stockholders, which may influence the vote on the proposed business combination and reduce the public “float” of Altimar II’s Class A common stock. • Altimar II’s sponsor will agree to vote in favor of the proposed business combination, regardless of how Altimar II’s public stockholders vote. • Altimar II’s warrants are accounted for as derivative liabilities and are recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of Altimar II’s securities or may make it more difficult for us to consummate the proposed business combination. • The combined company will incur significant increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives. • The combined company’s charter and bylaws to be in effect following the consummation of the proposed business combination and certain Delaware laws contain provisions that may have the effect of delaying, preventing or making undesirable an acquisition of all or a significant portion of the combined company’s shares or assets or preventing a change in control. • The ability of Altimar II’s stockholders to exercise redemption rights with respect to a large number of outstanding Altimar II Class A common stock and the related funding of such redemptions could increase the probability that the proposed business combination would not occur. Completion of the proposed business combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. • Altimar II’s board has not obtained and will not obtain a third-party valuation or financial opinion in determining whether to proceed with the proposed business combination. • Current Altimar II stockholders will own a smaller proportion of the post-Transaction company than they currently own of Altimar II ordinary shares. In addition, following the closing of the Transaction, Altimar II may issue additional shares or other equity securities without the approval of its stockholders, which would further dilute their ownership interests and may depress the market price of its shares. • Altimar II’s actual financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial information to be included in its proxy statement/prospectus and may not be indicative of what its actual financial position or results of operations would have been. 43

Risk Factors, cont. Risk related to Altimar II and the business combination (cont’d) • If third parties bring claims against Altimar II or if Altimar II files a bankruptcy petition or an involuntary bankruptcy petition is filed against Altimar II that is not dismissed, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.00 (which was the offering price in Altimar II’s initial public offering). • If, after Altimar II distributes the proceeds in the Trust Account to its public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against Altimar II that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of Altimar II’s board of directors may be viewed as having breached their fiduciary duties to Altimar II’s creditors, thereby exposing the members of Altimar II’s board of directors and Altimar II to claims of punitive damages. • Altimar II’s ability to successfully effect the proposed business combination and to be successful thereafter will be totally dependent upon the efforts of key personnel. Past performance by Altimar II or Altimar II’s Sponsor or management team and their respective affiliates may not be indicative of future performance of an investment in Fathom or the combined company. • In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and Altimar II’s Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors may decide not to enforce the indemnification obligations of Altimar II’s Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Altimar II’s public stockholders. • Our public stockholders will experience immediate dilution if the Transaction is completed. Having a minority share position may reduce the influence that our current stockholders have on the management of the combined company. • The proposed business combination will be subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. • Altimar II or Fathom may waive one or more of the closing conditions to consummation of the business combination without re-soliciting stockholder approval. • Obtaining required regulatory approvals may prevent or delay completion of the proposed business combination or reduce the anticipated benefits of the proposed business combination or may require changes to the structure or terms of the proposed business combination. • Altimar II’s and Fathom’s ability to consummate the Business Combination, and the operations of the combined company following the proposed business combination, may be materially adversely affected by the continuing effects of the COVID-19 pandemic. 44Risk Factors, cont. Risk related to Altimar II and the business combination (cont’d) • If third parties bring claims against Altimar II or if Altimar II files a bankruptcy petition or an involuntary bankruptcy petition is filed against Altimar II that is not dismissed, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.00 (which was the offering price in Altimar II’s initial public offering). • If, after Altimar II distributes the proceeds in the Trust Account to its public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against Altimar II that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of Altimar II’s board of directors may be viewed as having breached their fiduciary duties to Altimar II’s creditors, thereby exposing the members of Altimar II’s board of directors and Altimar II to claims of punitive damages. • Altimar II’s ability to successfully effect the proposed business combination and to be successful thereafter will be totally dependent upon the efforts of key personnel. Past performance by Altimar II or Altimar II’s Sponsor or management team and their respective affiliates may not be indicative of future performance of an investment in Fathom or the combined company. • In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and Altimar II’s Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors may decide not to enforce the indemnification obligations of Altimar II’s Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Altimar II’s public stockholders. • Our public stockholders will experience immediate dilution if the Transaction is completed. Having a minority share position may reduce the influence that our current stockholders have on the management of the combined company. • The proposed business combination will be subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. • Altimar II or Fathom may waive one or more of the closing conditions to consummation of the business combination without re-soliciting stockholder approval. • Obtaining required regulatory approvals may prevent or delay completion of the proposed business combination or reduce the anticipated benefits of the proposed business combination or may require changes to the structure or terms of the proposed business combination. • Altimar II’s and Fathom’s ability to consummate the Business Combination, and the operations of the combined company following the proposed business combination, may be materially adversely affected by the continuing effects of the COVID-19 pandemic. 44

4545